PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated September 18, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-298830

PASQAL HOLDING SA

Up to 17,333,333 Ordinary Shares Issuable Upon Exercise of Warrants

and

Up to 286,674,886 Ordinary Shares
Up to 7,750,000 Private Placement Warrants
Offered by the Selling Securityholders

This prospectus supplement supplements the prospectus, dated September 18, 2026 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-298830) (the “Form F-1”). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on September 24, 2026 (the “Report”), excluding Exhibit 99.1. Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 17,333,333 ordinary shares, €0.02 par value per share (the “Ordinary Shares”), which consists of (i) up to 9,583,333 Ordinary Shares that are issuable upon the exercise of 9,583,333 warrants (the “Public Warrants”) originally issued in the initial public offering of Bleichroeder Acquisition Corp. II (“Bleichroeder”) and (ii) up to 7,750,000 Ordinary Shares that are issuable upon the exercise of 7,750,000 warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) originally issued in a private placement to Bleichroeder Sponsor 2 LLC (the “Sponsor”), Cohen & Company Securities, LLC and Clear Street LLC in connection with the initial public offering of Bleichroeder. Each Warrant is exercisable at $11.50 per Ordinary Share, subject to adjustment. We will receive the proceeds from any exercise of the Warrants to the extent such Warrants or Investment Warrants are exercised for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their permitted transferees (the “Selling Securityholders”) of (i) up to 286,674,886 Ordinary Shares, consisting of (a) up to 56,287,179 Ordinary Shares issuable upon conversion of the Senior Unsecured Convertible Bonds issued pursuant to the Securities Purchase Agreement, dated as of March 4, 2026 and as amended on May 23, 2026 (the “March 2026 SPA”), assuming a conversion price of $7.80 per Ordinary Share and taking into account payment-in-kind interest accrued for a period of three years from the Closing Date, (b) up to 50,080,128 Ordinary Shares issuable upon exercise of the Investment Warrants issued pursuant to the March 2026 SPA, assuming an exercise price of $7.80 per Ordinary Share, (c) up to 9,583,333 Ordinary Shares held by certain securityholders, received upon conversion and subsequent distribution by the Sponsor of 9,583,333 Bleichroeder Class B ordinary shares in connection with the Business Combination (as defined in the Prospectus), (d) up to 7,750,000 Ordinary Shares issuable upon exercise of the Private Placement Warrants, (e) up to 162,974,246 Ordinary Shares issued to certain former shareholders of Pasqal Holding SAS in connection with the Merger (as defined in the Prospectus), and (ii) up to 7,750,000 Private Placement Warrants.

Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus included herein is a combined prospectus that relates to (i) the Registration Statement on Form F-4 (Registration No. 333-296239) filed on May 26, 2026, which was subsequently amended on June 25, 2026, July 23, 2026, and July 31, 2026 and declared effective by the SEC on August 5, 2026 (the “Prior Registration Statement”) and (ii) the Form F-1. This prospectus supplement also constitutes a supplement to the Prior Registration Statement.

Our Ordinary Shares and Public Warrants are listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “PSQL” and “PSQLW,” respectively. On September 23, 2026, the last reported sales price of our Ordinary Shares on Nasdaq was $7.47 per share, and the last reported sales price of our Public Warrants on Nasdaq was $1.35 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “foreign private issuer” as defined in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, under U.S. federal securities laws, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Additionally, Nasdaq rules allow foreign private issuers to follow home country practices in lieu of certain Nasdaq corporate governance rules. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 24, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-43463

Pasqal Holding SA

24, rue Emile Baudot

91120 Palaiseau, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On September 24, 2026, Pasqal Holding SA (“Pasqal”) issued a press release announcing its financial results for the first six months of 2026. A copy of the press release is attached hereto as Exhibit 99.1. Also attached as exhibits to this Report on Form 6-K are (i) Management’s Discussion and Analysis of Financial Condition and Results of Operations at June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025, which is attached as Exhibit 99.2, and (ii) Pasqal’s unaudited condensed consolidated financial statements at June 30, 2026 and December 31, 2025 and for the six months ended June 30, 2026 and 2025, which are attached as Exhibit 99.3.

Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

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EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release of Pasqal, dated September 24, 2026.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations at June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025.
99.3	Unaudited Condensed Consolidated Financial Statements at June 30, 2026 and December 31, 2025 and for the Six Months Ended June 30, 2026 and 2025.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PASQAL HOLDING SA

Date: September 24, 2026	By:	/s/ Wasiq Bokhari
Name: Wasiq Bokhari
Title: Chief Executive Officer

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Exhibit 99.1

Pasqal Reports First Half 2026 Financial Results

Strong Operational Execution and Progress Across Customer Deployments, Commercial Partnerships and Product Development

Revenue Increased 14% Year-Over-Year, Including 34% Growth in QPU-Related Services Revenue

PARIS and NEW YORK, September 24, 2026 — Pasqal Holding SA (Nasdaq: PSQL), a global leader in neutral-atom quantum computing, today announced its financial results for the first half of 2026, covering the six months ended June 30, 2026.

First Half 2026 Financial Highlights

●	Revenue of €4.9 million, an increase of 14% year-over-year.

●	QPU-related services revenue of €3.9 million, an increase of 34% year-over-year.

●	Booked and awarded business[1] of €70.4 million as of June 30, 2026.

●	Operating loss of €59.2 million, which included €37.5 million in share based payments and one-time charges, as compared with €19.8 million in the first half of 2025, which included €1.0 million in share based payments.

●	Shared based payment charges amounted to €27.3 million in the first half of 2026, compared to €1.0 million in the first half of 2025. One-time transaction-related expenses incurred in connection with the completion of the business combination and the related listing process amounted to €10.2 million in the first half of 2026.

●	Cash and cash equivalents of €110.8 million as of June 30, 2026. Strong balance sheet to fund growth with cash and cash equivalents of approximately €312.9 million as of August 27, 2026, following the successful business combination with Bleichroeder Acquisition Corp. II and related financing transactions as described below.

(1)	Booked and awarded business include grants, tax credit and multi-year customer contracts.

“During the first half of 2026, we continued to deepen our engagement with our customers of choice across financial services, energy and advanced materials to solve high-value business problems and integrate quantum computing into real-world workflows. As demonstrated by our expanding relationships with organizations including NVIDIA, Google, Saudi Aramco and Crédit Agricole, the ability to deliver quantum advantage on meaningful applications today is driving commercial momentum, strengthening our backlog and validating quantum computing as a practical tool for creating measurable value for enterprise customers,” said Dr. Wasiq Bokhari, Chief Executive Officer of Pasqal.

“At the same time, we continue to execute against our roadmap. Recent milestones, including the demonstration of more than 1,000 physical qubits, industry-leading progress in logical qubits, and the successful application of our systems to solve complex differential equations and simulate materials beyond the practical reach of classical computing, reinforce our confidence in the strength and differentiation of Pasqal’s neutral-atom approach and position the Company to capitalize on the growing demand for practical quantum computing solutions,” continued Dr. Bokhari.

“Importantly, Pasqal’s capital-efficient business model enables us to pursue these technology and commercial objectives without the significant infrastructure investments required by many alternative quantum architectures. By leveraging a highly scalable neutral-atom platform that can be deployed in conventional data center environments, we are able to bring quantum solutions to customers more quickly, lower total cost of ownership, and accelerate the transition from research programs to production applications. This capital efficiency benefits both Pasqal and our customers, allowing us to focus resources on delivering practical solutions to real-world business challenges today while advancing toward fault-tolerant quantum computing.”

“As we enter the second half of the year as a publicly traded company, we believe Pasqal is uniquely positioned at the intersection of scientific innovation and commercial adoption. With a growing portfolio of customer engagements, a differentiated technology platform, a disciplined approach to capital allocation, and a strong balance sheet to support future growth, we remain focused on delivering practical quantum solutions that create value today while building the foundation for the next generation of quantum computing.”

First Half 2026 Business and Technological Highlights

●	Introduced New Integration with NVIDIA CUDA-Q: Integrated NVIDIA CUDA-Q with Pasqal’s platform to advance hybrid quantum-classical computing and simplify deployment of quantum workloads within existing HPC infrastructure.

●	Experimental Validation of Quantum Simulation: Pasqal and its academic partners used up to 256 atoms on Pasqal’s Orion Beta QPUs to simulate the magnetic material TmMgGaO₄ and compared the results against laboratory measurements on crystals of that material. The work was among the studies cited by Nature on March 30, 2026, in its coverage of quantum simulations being verified against experimental data for the first time.

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●	Scaling of the Qubit Register: Pasqal prepared defect-free registers of 1,024 atoms, doubling its previous result of 506 atoms, and extended atom lifetimes approximately 40-fold through a redesigned cryogenic platform.

●	Research Milestone in Logical Qubit Computing: Pasqal executed a full machine-learning application for solving differential equations using logical qubits, with the logical implementation outperforming its physical-qubit counterparts, in what the Company believes to be the first such comparison on a full application rather than on isolated sub-routines.

●	Selected as XPRIZE Quantum Applications Finalist: Pasqal is one of five teams advancing in the XPRIZE Quantum Applications competition, a three-year global initiative sponsored by Google Quantum AI and the Geneva Science and Diplomacy Anticipator (GESDA) to accelerate the development of quantum computing solutions for real-world challenges. Final results are expected to be announced in 2027.

●	Partnered with True Nexus to Apply Quantum Computing to Next-Generation Food Protein Design: The partnership aims to create advanced computational models for protein functionality, expanding Pasqal’s presence in industrial applications and demonstrating the potential of neutral-atom quantum systems in life sciences and sustainable food innovation.

●	Launched Saudi Arabia’s First Quantum Computer and the Middle East’s First Commercial Quantum Computing as a Service Platform: The deployment provides cloud-based access to a 200-qubit neutral-atom system and marks a significant milestone in the commercialization of quantum computing for industrial applications.

●	Advanced Strategic Partnership with Crédit Agricole CIB to Deploy Quantum Computing Applied to Finance: The strategic partnership is expected to accelerate the transition from quantum research to operational deployment in capital markets activities.

●	Deployed Italy’s First Neutral Atom Quantum Computer: Delivered a 140-qubit system designed for integration with the Leonardo supercomputer, expanding Pasqal’s installed base of production quantum systems across strategic research and commercial computing centers.

●	Strengthened Leadership Team: Appointed Stéphane Rougeot as Chief Financial Officer to lead Pasqal’s global finance organization.

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Recent Developments

●	Memo of Understanding (“MOU”) with Eleven Ventures: Announced a MOU with Eleven Ventures, a Kingdom of Saudi Arabia investment platform and venture capital firm, to establish a joint venture to deploy and commercialize Pasqal’s quantum computing systems across the Kingdom of Saudi Arabia.

●	Collaboration with King Abdulaziz City for Science & Technology (“KACST”): Entered into research collaboration agreement with KACST to advance research and development in quantum technologies in the Kingdom of Saudi Arabia.

●	Advance Next-Generation Technologies for Critical Mineral Production: Partnered with USA Rare Earth and Riven Systems to advance next-generation technologies for critical mineral production.

●	Photon Integrated Circuit (“PIC”) Packaging Center of Competency: Launched, through its Canadian subsidiary Aeponyx Enterprises Inc. (“Aeponyx”), a Center of Competency in Photonic Integrated Circuit (“PIC”) Packaging at the C2MI in Bromont, Quebec, intended to establish a domestic Canadian supply chain supporting the photonic layer of Pasqal’s hardware roadmap.

●	PIC Trapped Atoms Further Enhancing Technological Roadmap: Pasqal trapped individual atoms using laser light generated by a PIC, holding four rubidium atoms in four optical traps from a single photonic chip with lifetimes of approximately 27.5 seconds, matching the Company’s bulk-optics systems. The platform was co-developed with Aeponyx, acquired less than 18 months earlier, and reduces the optical footprint by up to a factor of 50, addressing a principal constraint on manufacturing neutral-atom processors at industrial scale.

Earnings Conference Call

Pasqal will host a conference call to discuss the Company’s first half 2026 financial results on Thursday, September 24, 2026, at 8:00 a.m. Eastern Time. Those wishing to participate via telephone may dial 1-877-497-9071 (U.S. and Canada) or 1-201-689-8727 (international). A live audio webcast of the conference call can be accessed through Pasqal’s Investor Relations website at https://investors.pasqal.com, and a webcast replay will be accessible following the scheduled call.

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About Pasqal

Pasqal (Nasdaq: PSQL) helps organizations tackle problems that are difficult or impossible to solve with conventional computing methods alone. Founded in 2019 on Nobel Prize–winning research, Pasqal builds and operates neutral-atom quantum computers, delivered with a full software stack, for industry, science, and governments. Pasqal’s production-ready systems are available both on-premises and through the cloud, enabling organizations to harness quantum computing without requiring in-house quantum expertise. A single hardware platform supports analog workloads today and is designed to evolve toward fault-tolerant quantum computing in the future.

Headquartered in France with operations globally, Pasqal’s quantum computing systems are used by customers across energy, financial services and advanced materials to address complex challenges. Pasqal’s customers include Saudi Aramco, Crédit Agricole CIB, LG Electronics and supported by partnerships with NVIDIA and IBM (Pasqal is part of the IBM Quantum Network).

Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events, including Pasqal’s expected use of cash available at closing of the business combination and Pasqal’s ability to accelerate global deployment of its quantum computing platform.

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Pasqal. These statements are subject to known and unknown risks and uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; risks related to Pasqal’s indebtedness; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal does not know or currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal may elect to update these forward-looking statements in the future, Pasqal specifically disclaims any obligation to do so.

Contact:

Investors

investors@pasqal.com

Media

pr@pasqal.com

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

In € thousand	June 30, 2026	December 31, 2025

Goodwill	19,643	19,676
Other intangible assets	18,858	17,451
Property, plant and equipment, net	30,346	28,119
Right-of-use assets	8,346	8,978
Deposits	8,802	8,421
Government grant receivables	8,667	1,198
Total non-current assets	94,662	83,844

Inventories, net	11,796	11,309
Trade receivables	6,109	5,608
Government grant receivables	3,009	8,181
Tax receivables	5,315	3,111
Other current assets	3,110	2,010
Cash and cash equivalents	110,835	73,762
Total current assets	140,175	103,980

Total Assets	234,837	187,824

In € thousand	June 30, 2026	December 31, 2025

Share capital	868	715
Share premium	211,131	70,158
Accumulated deficit	(124,889)	(32,533)
Other reserves	95,196	49,601
Loss for the period	(53,236)	(92,355)
Total equity	129,070	(4,415)

Borrowings	7,796	7,640
Lease liabilities	9,359	9,627
Employee benefit liabilities	15,161	11,051
Deferred tax liabilities	379	366
Deferred income from government grants	10,023	9,484
Total non-current liabilities	42,719	38,168

Borrowings	2,854	105,164
Lease liabilities	520	524
Provisions	357	356
Trade and other payables	13,911	9,556
Contract liabilities	28,237	22,977
Deferred income from government grants	6,931	7,409
Other current liabilities	10,237	8,084
Total current liabilities	63,048	154,070

Total shareholder’s equity and liabilities	234,837	187,824

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CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

	Six-month period ended
In € thousand	June 30, 2026	June 30, 2025
Revenue	4,872	4,286
Government grant income	2,950	3,544
Other operating income	182	1,275
Purchases of material	(2,569)	(2,692)
Changes in inventory	1,372	1,825
Employee salaries and benefit expenses	(41,594)	(15,353)
Professional services and other services	(19,553)	(8,261)
Depreciation and amortization	(4,302)	(4,396)
Other operating expenses	(518)	-
Operating loss	(59,161)	(19,773)
Change in fair value of financial liabilities at FVTPL	7,048	(3,033)
Finance income	1,414	1,101
Interest expense	(1,996)	(1,838)
Other financial expense	(521)	(2,608)
Loss before tax	(53,216)	(26,150)
Income (expense) tax benefit	(20)	31
Loss for the period	(53,236)	(26,118)

Other comprehensive loss	June 30, 2026	June 30, 2025

Items that may be reclassified to profit or loss in subsequent periods	(311)	10
Foreign currency translation adjustments	(311)	10

Items that will not be reclassified to profit or loss / income in subsequent periods	(11)	14
Remeasurement of defined benefit plans	(14)	19
Income tax impact	4	(5)
Other comprehensive (loss) / income for the period, net of tax	(322)	24
Total comprehensive loss for the period	(53,558)	(26,094)

Loss per share
Basic losses per share	(6.6)	(3.8)
Diluted losses per share	(7.3)	(3.8)

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CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six-month period ended
in € thousand	June 30, 2026	June 30, 2025

CASH FLOW USED IN OPERATING ACTIVITIES
Cash used in operations	(25,194)	(19,956)
Net cash flows used in operating activities	(25,194)	(19,956)

CASH FLOW USED IN INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(2,042)	(4,908)
Acquisition of intangible assets	(2,423)	(147)
Proceeds from sale of intangible asset	-	112
Receipt of government grants	375	1,359
Change in deposits	(380)	596
Purchases of subsidiary	(500)	(157)
Net cash flows used in investing activities	(4,970)	(3,145)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from borrowings	83	43,518
Repayment of borrowings and lease liabilities	(1,123)	(1,588)
Interest paid	(188)	(407)
Proceeds from capital increases	68,480	-
Net cash flows from financing activities	67,251	41,523

Net increase in cash and cash equivalents	37,087	18,422

Cash and cash equivalents at the beginning of the six-month period	73,762	7,163
Effects of exchange rate changes on cash and cash equivalents	(14)	(61)
Cash and cash equivalents at the end of the six-month period	110,835	25,524

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Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References in this Management’s Discussion and Analysis of Financial Condition and Results of Operations (this “Discussion and Analysis”) to “Pasqal”, “the Company”, “we”, “us”, or “our” refer to Legacy Pasqal and its subsidiaries prior to the completion of the Business Combination (each as defined below) and to Pasqal Holding SA, a French société anonyme (“New Pasqal”) and its subsidiaries after giving effect to the Business Combination. This Discussion and Analysis provides information which Pasqal’s management believes is relevant to an assessment and understanding of its results of operations and financial condition. This Discussion and Analysis should be read together with Pasqal’s condensed half-year consolidated financial statements and related notes thereto that are included in Pasqal’s report on Form 6-K, to which this Discussion and Analysis is attached as an exhibit, as well as the audited consolidated financial statements and the related notes thereto for the years ended December 31, 2025 and 2024, and the section entitled “Risk Factors,” included in Pasqal’s registration statement on Form F-1. In addition to historical consolidated financial information, this Discussion and Analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors. Discrepancies in any table between totals and sums or differences of the amounts are due to rounding.

Cautionary Note Regarding Forward-Looking Statements

This Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements reflect our current views with respect to, among other things, our capital resources, performance and results of operations. Likewise, all of our statements regarding anticipated growth in operations, anticipated market conditions, demographics and results of operations are forward-looking statements. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “expected,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “anticipated,” “projected,” “future” or the negative version of these words or other comparable words or phrases.

The forward-looking statements contained in this Discussion and Analysis reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from those expressed in any forward-looking statement. In particular, this Discussion and Analysis contains forward-looking statements pertaining to our strategy, future operations, financial position, projected costs, and plans. We do not guarantee that the events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

●	general economic uncertainty;

●	our limited operating history, concentrated customer base and early-stage commercial model, which make it difficult to forecast our future results of operations and funding requirements;

●	the possibility that quantum computing may never become commercially viable or widely adopted, and that our technology roadmap and the anticipated milestones and timing thereof may change;

●	our need for a significant amount of additional capital to pursue our business objectives, risks relating to our outstanding indebtedness and the risk that additional financing may not be available on acceptable terms or at all, which could require us to delay, limit or substantially reduce our development efforts;

●	the risk that our technical roadmap and plans for commercialization involve technology that is still under development and may not become available on the expected timeline or achieve the intended performance level;

●	our ability to scale and adapt our business and existing technology, including our manufacturing capacity, in a timely or cost-effective manner to meet customer and market demand;

●	the effects of competition on our future business;

●	competition in the quantum computing industry on a global scale, including the risk that competitors achieve technological breakthroughs that render our systems obsolete or inferior, and competitive pressures on our pricing;

●	our dependence on relationships with third-party providers, including cloud providers and suppliers of specialized components such as laser systems, and the risk that any disruption of or interference with our use of such providers would adversely affect our business;

●	our reliance on future collaborative partners and our ability to establish and maintain suitable strategic partnerships;

●	our dependence on our ability to attract and retain senior executive leadership and other key employees, including quantum physicists, software engineers and other key technical personnel;

●	our ability to penetrate multiple markets, and the additional regulatory burdens and political, social and geographical risks associated with our international operations and investment commitments in France, the United States, Canada, Saudi Arabia, South Korea and the United Kingdom;

●	restrictions or delays in changes of control or significant investments in us due to French State influence and French foreign investment regulations, and limitations on shareholder liquidity and transferability of our securities arising therefrom;

●	delays or limitations in our strategic decision-making due to our governance structure and restrictions under French law, including the strategic committee established at the level of Pasqal SAS and the business allocation agreement;

●	our ability to obtain and maintain patent protection for our technology and the risk that the scope of patent protection obtained is not sufficiently broad or robust, including risks arising from license and co-ownership arrangements originating in academic research and from our use of open-source software;

●	cybersecurity, physical hardware and human-related security risks that could result in significant operational disruption, financial loss, legal liability or reputational harm;

●	our dependence on contracts with French and other governmental entities and the European Commission, which are subject to public procurement processes, budgetary constraints and changes in government priorities, and the risk that government grants may be reduced, cancelled or required to be repaid;

●	risks arising from litigation, investigations and regulatory proceedings, including product liability claims and environmental and safety regulation;

●	our status as a foreign private issuer, which exempts us from certain provisions applicable to United States domestic public companies and the additional costs we would incur if that status were lost, and the difficulties investors may face in protecting their interests because we are organized under the laws of France, including limitations on the ability to enforce rights through the U.S. federal courts;

●	potential litigation, governmental or regulatory proceedings, investigations or inquiries involving us, including in relation to the Business Combination;

●	international, national or local economic, social, political or legal conditions that could adversely affect us and our business;

●	the effectiveness of our internal controls and our corporate policies and procedures;

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●	the impact of and changes in governmental regulations or the enforcement thereof, tax laws and rates, including French tax legislation, limitations on the deductibility of interest and on the use of our tax loss carry-forwards, accounting guidance and similar matters in regions in which we operate or will operate in the future;

●	the volatility of the market price and liquidity of the Ordinary Shares and the Warrants and our ability to maintain the listing of our Ordinary Shares and Warrants on Nasdaq and operate as a public company;

●	risks relating to any unforeseen liabilities of the Company;

●	restrictions and oversight arising from our governance arrangements with Bpifrance and under French law, including the strategic committee of Pasqal SAS and the business allocation agreement;

●	failure to obtain lender consent, industry partner and other third party consents and approvals, when required;

●	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	our expectations with respect to market opportunity and market growth;

●	the expected benefits of and ability to maintain and enter into new contracts, awards and other relationships, partnerships or collaborations with other businesses, governments and government entities;

●	the potential for our quantum computing technology to achieve quantum advantage;

●	expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

●	expansion plans and opportunities, including risks related to the rollout of the Company’s business and expansion strategy; and

●	the need to obtain required approvals from regulatory authorities, including under French foreign investment control and applicable export control regimes.

The forward-looking statements contained herein may prove incorrect. These forward-looking statements speak only as of the date of this Discussion and Analysis and are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. For a further discussion of the risks and other factors that could cause our future results, performance or transactions to differ significantly from those expressed in any forward-looking statements, please see our filings with the U.S. Securities and Exchange Commission (www.sec.gov). There may be additional risks that we do not presently know or that we currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Such forward-looking statements are based on a number of estimates and assumptions that we believe are reasonable when made including, but not limited to, the perceived benefits of the Business Combination; the effects of the Business Combination on Legacy Pasqal (each as defined below); assumptions that none of the risks identified in this Discussion and Analysis materialize; that there are no unforeseen changes to economic and market conditions, and no significant events occur outside the ordinary course of business. Such estimates and assumptions are made in light of the experience of management and its perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

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Should one or more of these risks or uncertainties materialize, or should any of the assumptions made in making these forward-looking statements prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Discussion and Analysis and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, these forward-looking statements should not be relied upon as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual future results, levels of activity, performance and events and circumstances could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and management cannot predict all risks and uncertainties. Except as required by applicable law, we do not undertake to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Overview

Pasqal builds and develops neutral-atom quantum processing units (“QPUs”), designed to deliver scalable quantum computing capabilities. Its technology is designed to support deployment in standard data center environments and enable high-performance quantum computing across a range of applications.

Pasqal employs a modular approach to its neutral-atom processors, enabling the expansion of qubit arrays without compromising performance or fidelity. Its technology supports the arrangement of large numbers of neutral atoms in both two- and three-dimensional configurations, paving the way for systems with tens of thousands of physical qubits and hundreds of logical qubits by the end of this decade.

Pasqal’s neutral-atom technology is designed to address complex computational challenges across a range of industries, such as energy and utilities, finance, high value materials and manufacturing, healthcare and pharmaceuticals, logistics, aerospace and defense, and artificial intelligence. Pasqal works with a diverse set of customers and strategic partners globally, including IBM (Pasqal is part of the IBM quantum network), NVIDIA, Google, Microsoft, and leading high-performance computing centers such as GENCI/CEA (“GENCI”), CINECA, and Forschungszentrum Jülich.

Pasqal continues to invest in research partnerships and cloud-delivery capabilities to advance the practical adoption of quantum computing and expand the range of real-world applications supported by its technology.

Recent Developments

Reorganization

In connection with the signing of the Agreement and Plan of Merger (as amended, the “Business Combination Agreement”), on February 28, 2026, Pasqal SAS effected an internal reorganization (the “Pasqal Reorganization”), pursuant to which Pasqal SAS and its subsidiaries became the wholly-owned subsidiaries of Pasqal Holding SAS, a French société par actions simplifiée and a new holding company (“Legacy Pasqal”). Following the consummation of the Pasqal Reorganization, Legacy Pasqal owned 100% of the share capital of Pasqal SAS and its subsidiaries.

The Business Combination

On August 27, 2026 (the “Closing Date”), Bleichroeder Acquisition Corp. II (“Bleichroeder”), a special purpose acquisition company, Bleichroeder Acquisition France Merger Sub 2 (“Merger Sub”), a wholly-owned subsidiary of Bleichroeder, and Pasqal consummated the Business Combination, pursuant to which, among other things: (i) Bleichroeder merged with and into Merger Sub (the “Reincorporation Merger”), with Merger Sub remaining as the surviving company (the “Bleichroeder Surviving Corporation”) and (ii) Pasqal merged with and into Bleichroeder Surviving Corporation, with Bleichroeder Surviving Corporation continuing as the surviving entity (the “Business Combination”). Following the consummation of the Business Combination, Bleichroeder Surviving Corporation changed its name to Pasqal Holding SA.

In connection with the Business Combination, each then issued and outstanding “Class Seed” ordinary share, common ordinary share, “Class A” ordinary share, “Class B” ordinary share and “Class C” ordinary share of Legacy Pasqal, in each case with a par value of €0.10 per share, was exchanged for New Pasqal ordinary shares using an exchange ratio of approximately 22.736, resulting in the issuance of 199,999,960 New Pasqal ordinary shares to the former shareholders of Legacy Pasqal.

 4

The Business Combination was accounted for as a capital reorganization in accordance with IFRS as issued by the IASB (as defined below). Under this method of accounting, Bleichroeder is treated as the “acquired” company for financial reporting purposes, and Legacy Pasqal is the accounting “acquirer”. The Business Combination is treated as the equivalent of New Pasqal issuing its ordinary shares in exchange for the net assets of Bleichroeder. As a result, the net assets of Bleichroeder are stated at historical cost, with no goodwill or other intangible assets recorded. In accordance with IFRS 2 (as defined below), any excess of the fair value of New Pasqal ordinary shares issued to Bleichroeder shareholders over the fair value of the identifiable net assets of Bleichroeder acquired represents compensation for the service of a stock exchange listing and is expensed as incurred.

Financing for the Business Combination

Substantially concurrently with the closing of the Business Combination, Pasqal consummated a financing pursuant to the securities purchase agreement dated as of March 4, 2026 and as amended on May 23, 2026 entered into by Bleichroeder and Merger Sub with certain investors (the “Investors”), whereby New Pasqal issued $312.5 million aggregate principal amount of senior unsecured convertible bonds initially convertible into 26,041,667 New Pasqal ordinary shares (the “Senior Unsecured Convertible Bonds”) and 32,552,083 warrants initially exercisable at $12.00 per New Pasqal ordinary share (the “Investment Warrants”), for an aggregate subscription price of $250.0 million, reflecting a 20% original issue discount in the private placement (the “March 2026 Financing”). The Investment Warrants are currently exercisable and will expire five years from the Closing Date.

The Senior Unsecured Convertible Bonds and the Investment Warrants were accounted for in accordance with International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation (“IAS 32”) and International Financial Reporting Standards (“IFRS”) 9, Financial Instruments (“IFRS 9”). The Senior Unsecured Convertible Bonds require settlement through the delivery of a variable number of New Pasqal’s own equity instruments and do not meet the criteria for equity classification. Accordingly, the host convertible bond is qualified for and classified as a financial liability in accordance with IAS 32 and is designated as a financial liability measured at fair value through profit or loss (“FVTPL”), with transaction costs expensed as incurred, if any. The Investment Warrants are freestanding instruments that do not meet the fixed-for-fixed criterion for equity classification and are classified as derivative financial liabilities measured at FVTPL.

At initial recognition, both instruments are measured at their respective fair values. Any difference between the total proceeds received and the aggregate fair value of the Senior Unsecured Convertible Bonds and the Investment Warrants at issuance results in a day-one gain or loss. A day-one gain or loss may be deferred in accordance with IFRS 9 when the fair value measurement includes significant unobservable inputs and recognized in profit or loss over the term of the instruments. However, when the most significant inputs to the fair value measurement become observable, any such day-one gain or loss should be recognized immediately in profit or loss. As the closing of the Business Combination results in the share price of New Pasqal ordinary shares, which represents the most significant input to the fair value measurement for both instruments, becoming observable, the day-one loss is recognized immediately in profit or loss. Accordingly, the Senior Unsecured Convertible Bonds and the Investment Warrants are initially recognized at their respective fair values and the related day-one loss is recognized in profit or loss immediately upon the closing of the Business Combination.

Technological Achievements

Many of Pasqal’s potential commercial opportunities depend on its ability to demonstrate the technological feasibility and performance of its neutral-atom quantum computing platform and to continue advancing its technology in a timely manner in order to remain competitive in a rapidly evolving industry. Achieving these objectives requires the successful execution of several technological milestones, including scaling hardware capacity, improving qubit performance, and further developing the software and cloud infrastructure supporting Pasqal’s products and services.

Pasqal’s technology development strategy combines two complementary approaches. In the near term, Pasqal is advancing analog quantum computing capabilities based on physical qubits, which may support the development of initial commercial applications. At the same time, Pasqal continues to pursue a longer-term roadmap focused on digital fault-tolerant quantum computing, which aims to address errors that may occur during quantum computations.

Progress along this roadmap is generally assessed through a number of technical performance indicators, including the number of qubits available in a system, the repetition rate of quantum operations, and the fidelity of quantum gate operations. Improvements in these metrics are expected to contribute over time to the performance and scalability of Pasqal’s quantum computing systems.

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Pasqal is also investing in a range of supporting technologies designed to enhance the performance and scalability of its hardware platform. Among these technologies are photonic integrated circuits (“PICs”), which are being explored as part of Pasqal’s hardware architecture and may contribute to improved qubit control and system integration. PICs represent one element within a broader set of enabling technologies under development as part of Pasqal’s research and development activities.

The quantum computing industry remains subject to significant technological uncertainty and rapid innovation. Competing quantum computing architectures, as well as alternative computing approaches, including advances in classical high-performance computing and artificial intelligence, may affect the pace of adoption of quantum computing technologies. As a result, Pasqal’s ability to develop commercially viable solutions will depend in part on its capacity to execute its technology roadmap while adapting to technological developments and competitive dynamics within the broader computing landscape.

NVIDIA’s CUDA-Q Integration

In March 2026, Pasqal announced the integration of NVIDIA’s CUDA-Q platform with its Quantum Resource Management Interface runtime, enabling quantum workloads to be scheduled and orchestrated on Pasqal quantum systems through standard high-performance computing (“HPC”) workflows. The integration is designed to facilitate hybrid GPU-QPU computing environments and support broader adoption of quantum computing within existing HPC infrastructures. Pasqal expects to deploy its on-premises software stack at CINECA, integrating its quantum processor with the Leonardo supercomputer to support hybrid GPU-QPU workloads.

Experimental Validation of Quantum Simulation

In March 2026, Pasqal and its academic partners used up to 256 atoms on Pasqal’s Orion Beta QPUs to simulate the magnetic material TmMgGaO₄ and compared the results against laboratory measurements on crystals of that material. The work was conducted with Los Alamos National Laboratory, the National High Magnetic Field Laboratory at Florida State University and the University of Tennessee, and was among the studies cited by Nature on March 30, 2026 in its coverage of quantum simulations being verified against experimental data for the first time.

Strategic Collaboration with True Nexus

On March 9, 2026, Pasqal entered into a strategic collaboration with True Nexus to apply quantum computing technology to the modeling and prediction of protein functionality in food applications. As part of the collaboration, the parties achieved an initial milestone by successfully encoding selected protein structures associated with protein gelation on Pasqal’s quantum hardware, representing an early step toward developing computational tools to predict and optimize protein functionality for food and biotechnology applications.

PROQCIMA Agreement

In early 2026, Pasqal presented the results of its work to experts from the French Direction Générale de l’Armement and members of the scientific community appointed by the Agence Nationale de la Recherche. The demonstration was designed to evidence a repeatable and robust capability rather than an isolated experimental result. The PROQCIMA agreement, led by the French Ministry of Armed Forces under the France 2030 investment plan and the national quantum technologies strategy, aims to support the development of two quantum computers with 128 logical qubits by 2032.

 6

Scaling of the Qubit Register

In April 2026, Pasqal prepared defect-free registers of 1,024 atoms, doubling its previous result of 506 atoms, and extended atom lifetimes approximately 40-fold through a redesigned cryogenic platform. Registers at this scale provide the overhead in physical qubits required for quantum error correction.

XPRIZE Quantum Applications Competition

In May 2026, Pasqal was selected as one of five wildcard finalists, from 62 wildcard submissions, to advance into Phase II of the XPRIZE Quantum Applications competition, a three-year, $5 million global competition evaluating quantified impact, hardware feasibility and advantage over classical approaches.

Quantum Computing Deployment in Saudi Arabia

On May 18, 2026, Pasqal and Saudi Arabian Oil Company inaugurated Saudi Arabia’s first quantum computer and launched the region’s first commercial Quantum Computing as a Service (QCaaS) platform. The platform, powered by Pasqal’s 200-qubit neutral-atom quantum processor and hosted at Aramco’s data center in Dhahran, provides cloud-based access to quantum computing capabilities for industrial, research, and commercial applications. The collaboration supports the development of quantum use cases across energy, materials, logistics, and other industrial sectors.

Research Milestone in Logical Qubit Computing

On May 21, 2026, Pasqal announced that it had successfully executed a full machine-learning application for solving differential equations using logical qubits and demonstrated that the logical implementation outperformed its physical-qubit counterparts, in what the Company believes to be the first such comparison on a full application rather than on isolated sub-routines. Progress toward fault-tolerant architectures remains subject to substantial further technical development.

Deployment of Quantum Computer at CINECA

In 2026, Pasqal announced the inauguration of Italy’s first neutral-atom quantum computer, a 140-qubit system deployed at CINECA, Italy’s largest public supercomputing center. The system is intended to be integrated with the Leonardo supercomputer to support hybrid quantum and HPC workloads and forms part of the EuroHPC initiative to expand Europe’s federated HPC-quantum infrastructure. Upon commissioning, the deployment will represent Pasqal’s third EuroHPC-linked quantum system in Europe and will further expand the Company’s installed base of quantum computing systems.

Aeponyx PICs Packaging Center of Competency

On July 2, 2026, Pasqal launched, through its Canadian subsidiary Aeponyx Enterprises Inc. (“Aeponyx”), a Center of Competency in PICs Packaging at the C2MI in Bromont, Quebec, intended to establish a domestic Canadian supply chain supporting the photonic layer of Pasqal’s hardware roadmap. In August 2026, Pasqal trapped individual atoms using laser light generated by a PIC, holding four rubidium atoms in four optical traps from a single photonic chip with lifetimes of approximately 27.5 seconds, matching the Company’s bulk-optics systems. The platform was co-developed with Aeponyx, acquired less than 18 months earlier, and reduces the optical footprint by up to a factor of 50, addressing a principal constraint on manufacturing neutral-atom processors at industrial scale.

Trends and Key Factors Affecting Performance

Pasqal’s business is supported by continued growth in commercial activity through (i) sales of QPUs and (ii) sales of QPU-related services mainly consisting of research and development services and QPU upgrade services. Pasqal’s revenue was €4.9 million for the six months ended June 30, 2026 compared to €4.3 million for the six months ended June 30, 2025; the 14% revenue growth was primarily attributable to the timing of revenue recognition associated with the QPU upgrade under the Forschungszentrum Jülich contract. Revenue may fluctuate between periods based on project milestones and the performance of services. For example, although the Saudi Arabian Oil Company QPUs were commissioned during the period and entered its operational phase, the revenue associated with the related services is expected to be recognized in future periods as those services are performed.

 7

Government Funding

A portion of Pasqal’s business is conducted with various governments, consisting of the governments and government agencies in Europe, Canada, United States of America, and South Korea. Since many of Pasqal’s government customers and government funding programs are subject to budget constraints, Pasqal’s continued performance under these contracts or award of additional contracts from these agencies, could be jeopardized by governmental regulations, public procurement processes and spending reductions or budget cutbacks from the governments and government agencies. As a result, the changes in government spending levels and the timely funding thereof could impact Pasqal’s financial performance. The long-term outlook for Pasqal’s business is influenced by government funding priorities, the diversity of Pasqal’s programs and customers, and Pasqal’s ability to evolve its products and services and successfully execute on its contracts.

Strategic Partnerships

Pasqal’s future growth depends in part on its ability to identify, establish, and maintain strategic partnerships. Historically, Pasqal has relied upon third parties to operate its platform, house some of its systems, provide its services, and provide certain specialized components, such as laser components, to operate its business. Any disruption to, or interference with, Pasqal’s reliance on these third-party providers or facilities could adversely affect its business, results of operations, and financial condition. Pasqal expects to continue evaluating and pursuing additional academic, institutional, and commercial partnership opportunities that are complementary to its technology roadmap and long-term business objectives.

Research Collaboration with KACST

On August 12, 2026, Pasqal entered into a research collaboration agreement with King Abdulaziz City for Science and Technology (“KACST”), represented by its National Center for Quantum Technologies, to advance research and development in quantum technologies in the Kingdom of Saudi Arabia. The collaboration focuses on the development and validation of quantum-safe cryptographic solutions by combining Pasqal’s neutral-atom quantum computing technology and cloud services with KACST’s research infrastructure. The agreement further expands the Company’s presence in Saudi Arabia and complements its existing activities in the region, including the deployment of QPUs with the Saudi Arabian Oil Company. While the collaboration reflects the parties’ shared intention to explore broader opportunities in quantum technologies, the agreement does not provide for any commercial commitments, and there can be no assurance that the collaboration will result in future commercial arrangements or products.

Memorandum of Understanding with Eleven Ventures

On August 24, 2026, Pasqal announced a memorandum of understanding (the “Saudi MoU”) with Eleven Ventures, a Kingdom of Saudi Arabia based investment platform and venture capital firm, to establish a commercial joint venture to deploy, commercialize, and scale our quantum computing systems across the Kingdom of Saudi Arabia and the wider region. No definitive agreements have been entered into and, accordingly, no financial effect has been recognized.

Strategic Partnership with USA Rare Earth and Riven Systems

On September 17, 2026, Pasqal announced a strategic partnership with USA Rare Earth and Riven Systems to develop next-generation separation technology for the rare earth value chain. Using quantum machine learning, the project aims to identify new separation molecules that bind more effectively to rare earths than existing alternatives, enabling smaller, lower-cost, less energy-intensive processing facilities. The partnership brings together Riven Systems’ self-driving minerals separation laboratory and Pasqal’s quantum computing power with USA Rare Earth’s rare earth processing expertise. Under the planned project, Riven Systems would conduct thousands of automated experiments and generate the training data needed to build machine learning models of extractant selectivity for rare earth elements. Pasqal’s neutral atom QPU would then benchmark quantum machine learning models against classical computing-based models (each trained on data from the self-driving lab) to support USA Rare Earth in optimizing extractant selection.

 8

Macroeconomic Considerations

Pasqal’s results of operations may be affected by broader macroeconomic, geopolitical, and industry conditions, including inflation, U.S. custom tariffs, interest rates, supply chain constraints, evolving trade policies, government funding priorities, and global economic uncertainty. In addition, a portion of Pasqal’s operations and revenues is derived from projects in Saudi Arabia, and developments in the Middle East could affect project execution timelines or future contract opportunities. While Pasqal has not experienced material disruptions to date, these factors could impact future operating results, liquidity, and cash flows.

Basis of Presentation

Pasqal conducts business through one operating segment, which is the development and implementation of quantum computing solutions. Its activities have been conducted primarily in France. Pasqal’s historical results are reported in IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Key Components of Results of Operations

Revenue

Pasqal generates revenue primarily through (i) sales of QPUs and (ii) sales of QPU-related services mainly consisting of research and development services and QPU upgrade services. Pasqal’s suite of products and services includes production-ready neutral atom quantum computers, its comprehensive accompanying software suite, which includes powerful solvers, developer quantum software development kits and scalable emulation tools, and cloud computing solutions. Pasqal’s product and service offerings are sold both directly to enterprise and research customers, and through partnerships with external software providers and hyperscalers who resell and integrate Pasqal’s quantum capabilities into broader solutions. Pasqal also generates revenue from sales of its cryogenic systems used in quantum technology research (“Cryostat”), which is recognized at a point in time when control transfers to the customer, generally upon delivery or acceptance as specified in the contract.

Pasqal’s primary revenue streams and related recognition policies are as follows:

●	Sales of QPUs - Revenue is recognized at a point in time when control transfers to the customer, generally upon installation of the QPUs and acceptance by the customer, as specified in the contract.

●	Sales of QPU-related services - Revenue is recognized over time on a usage or straight-line basis over the service period. Revenue related to research and development services is recognized over time using the cost-to-cost method to measure progress to completion.

Government Grant Income

Government grant income represents a component of Pasqal’s operating income and primarily reflects funding received in connection with research and development activities, including programs supported by French, European and other public institutions. The level of government grant income may vary from period to period depending on the timing of project milestones, the recognition of eligible costs, and the availability of public funding programs. Government grants related to operating expenses are recognized in income over the period in which the related costs are incurred, while grants related to assets are recognized over the useful life of the underlying assets.

Certain Pasqal’s borrowings bear interest at rates below the prevailing market rate for comparable instruments. In accordance with IFRS 9, these borrowings were initially recognized at fair value using market borrowing rates. The difference between the cash proceeds received and the initial fair value of the loans is accounted for as a government grant under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance and presented as deferred income from government grants, which is recognized in profit or loss on a systematic basis over the respective borrowing terms.

Other Operating Income

Other operating income consists primarily of foreign exchange gains on trade receivables and trade and other payables and other non-recurring items.

 9

Purchases of Material

Purchases of material consist of the purchases of components, raw materials, and consumables to be used in the development of specialized quantum computing hardware that supports Pasqal’s quantum computing products and service offerings.

Changes in Inventory

Changes in inventories reflect the period-over-period movements in raw materials, supplies, and other inputs used in the development of Pasqal’s quantum computing systems. Changes in inventories also include the movements in inventory impairment charges and costs associated with the contractual guarantee provided under Pasqal’s agreement with DistriQ.

Employee Salaries and Benefit Expenses

Employee salaries and benefit expenses consist of compensation-related expenses including employee salaries and wages, social security and other employee benefit contributions, and share-based compensation costs.

Professional Services and Other Services

Professional services and other services consist of expenses for outsourced activities, primarily related to fees incurred for third-party professional services such as legal, intellectual property advisors, consultants, and technical and scientific subcontractors. Professional services and other services also include costs for short-term and low-value leases that qualify for the recognition exemption under IFRS 16, Leases, advertising costs, travel and entertainment costs, repairs and maintenance costs, costs incurred for other outsourced services, and other miscellaneous costs.

Depreciation and Amortization

Depreciation and amortization expense results from depreciation of property, plant and equipment that are recognized over their estimated useful lives, amortization of intangible assets that are recognized over their estimated useful lives, and amortization of right-of-use assets over the lease term.

Other Operating Expenses

Other operating expenses consist primarily of costs related to the derecognition of certain fixed assets upon disposal and other miscellaneous operating expenses.

Other Income (Expenses)

Change in Fair Value of Financial Liabilities at FVTPL

The change in fair value of financial liabilities at FVTPL primarily consists of changes in the fair values of convertible bonds and redeemable bonds. The bonds are recognized at their fair value and subsequently remeasured to fair value at each reporting period, with resulting gains and losses recognized in profit or loss.

Finance Income

Finance income consists primarily of interest income earned from cash and cash equivalents and foreign currency gains on foreign currency transactions.

Interest Expense

Interest expense primarily consists of the accretion of the financing component associated with contracts and interest incurred on borrowings, which mainly include Bpifrance S.A. (“BPI”) loans, a promissory note with BDC Capital Inc., and various other loans.

Other Financial Expense

Other financial expense consists of interest expense on lease liabilities, amortization of issuance costs related to redeemable bonds, and foreign currency losses on foreign currency transactions.

Income (Expense) Tax Benefit

Income (expense) tax benefit consists of income taxes related to the jurisdictions in which Pasqal conducts business.

 10

Results of Operations

The following table sets forth Pasqal’s results of operations for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Revenue	€4,872	€4,286	€586	14%
Government grant income	2,950	3,544	(594)	-17%
Other operating income	182	1,275	(1,093)	-86%
Purchases of material	(2,569)	(2,692)	123	-5%
Changes in inventory	1,372	1,825	(453)	-25%
Employee salaries and benefit expenses	(41,594)	(15,353)	(26,241)	171%
Professional services and other services	(19,553)	(8,261)	(11,292)	137%
Depreciation and amortization	(4,302)	(4,396)	94	-2%
Other operating expenses	(518)	-	(518)	100%
Operating loss	(59,161)	(19,773)	(39,388)	199%

Change in fair value of financial liabilities at FVTPL	7,048	(3,033)	10,081	-332%
Finance income	1,414	1,101	313	28%
Interest expense	(1,996)	(1,838)	(158)	9%
Other financial expense	(521)	(2,608)	2,087	-80%
Loss before tax	(53,216)	(26,150)	(27,066)	104%
Income (expense) tax benefit	(20)	31	(51)	-165%
Loss for the year	€(53,236)	€(26,118)	€(27,118)	104%

Revenue

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
QPU sales	€-	€-	€-	0%
QPU-related services	3,944	2,943	1,001	34%
Cryostat sales	927	1,342	(415)	-31%
Total revenue	€4,872	€4,286	€586	14%

Total revenue is comprised of sales of QPU-related services and Cryostat sales for the six months ended June 30, 2026 and 2025.

Revenue from QPU-related services increased by €1.0 million, or 34% from €2.9 million for the six months ended June 30, 2025 to €3.9 million for the six months ended June 30, 2026. This increase was primarily driven by the timing of revenue recognition associated with the QPU upgrade under the Forschungszentrum Jülich contract, amounting to €0.8 million.

Revenue from Cryostat sales decreased by €0.4 million, or 31% from €1.3 million for the six months ended June 30, 2025 to €0.9 million for the six months ended June 30, 2026. This decrease was primarily driven by fewer Cryostat deliveries during the six months ended June 30, 2026 as compared to the six months ended June 30, 2025, as revenue is recognized upon delivery.

 11

Government Grant Income

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Government grant income	€2,950	€3,544	€(594)	-17%

Government grant income decreased by €0.6 million, or 17% from €3.5 million for the six months ended June 30, 2025 to €3.0 million for the six months ended June 30, 2026. The decrease was primarily driven by the timing of grant income recognition, which is based on the achievement of project milestones and the occurrence of eligible costs associated with primarily programs funded by BPI, the EIC Accelerator, and South Korean government initiatives. The decrease was not a result of a reduction in grants awarded.

Other Operating Income

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Other operating income	€182	€1,275	€(1,093)	-86%

Other operating income decreased by €1.1 million, or 86% from €1.3 million for the six months ended June 30, 2025 to €0.2 million for the six months ended June 30, 2026. The decrease was primarily because there were non-recurring items included in the six months ended June 30, 2025 that did not recur during the six months ended June 30, 2026. These non-recurring items primarily consist of a €0.6 million reversal of a VAT-related tax risk provision, and €0.1 million reclassification of a credit balance previously recognized in other operating expenses.

Purchases of Material

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Purchases of material	€(2,569)	€(2,692)	€123	-5%

Purchases of material decreased by €0.1 million, or 5% from €2.7 million for the six months ended June 30, 2025 to €2.6 million for the six months ended June 30, 2026.

Changes in Inventory

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Changes in inventory	€1,372	€1,825	€(453)	-25%

Changes in inventory decreased by €0.5 million, or 25% from €1.8 million for the six months ended June 30, 2025 to €1.4 million for the six months ended June 30, 2026. The decrease was primarily due to higher work-in-progress inventory levels associated with the ramp-up of the GENCI and Forschungszentrum Jülich QPUs during the six months ended June 30, 2025.

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Employee Salaries and Benefit Expenses

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Salaries, wages and benefits	€(9,386)	€(10,742)	€1,356	-13%
Social security contributions	(4,225)	(3,244)	(981)	30%
Other salaries expenses	(27,902)	(1,286)	(26,616)	2070%
Allowance for retirement plan	(81)	(81)	-	0%
Employee salaries and benefit expenses	€(41,594)	€(15,353)	€(26,241)	171%

For the six months ended June 30, 2026, salaries, wages and benefits were €9.4 million, a decrease of €1.4 million or 13% compared to the six months ended June 30, 2025. The decrease was primarily driven by the inclusion of employee compensation costs associated with Pasqal Netherlands B.V. prior to its closure on June 24, 2025, partially offset by higher employee compensation costs across the rest of the Company.

Social security contributions increased by €1.0 million, or 30% from €3.2 million for the six months ended June 30, 2025 to €4.2 million for the six months ended June 30, 2026. The increase was primarily due to the loss of Jeune Entreprise Innovante status, which resulted in the cessation of certain employer social security contribution exemptions.

Other salaries expenses increased by €26.6 million, or 2070% from €1.3 million for the six months ended June 30, 2025 to €27.9 million for the six months ended June 30, 2026. This increase was primarily driven by higher expenses recognized related to BSPCEs, SARs, and stock options as a result of new BSPCEs granted and changes in the fair value of the instruments associated with the Business Combination. These expenses totaled €27.3 million for the six months ended June 30, 2026 compared to €1.0 million for the six months ended June 30, 2025.

Professional Services and Other Services

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Fees for external professional services	€(15,501)	€(4,552)	€(10,949)	241%
Property costs (including rentals)	(1,246)	(1,476)	230	-16%
Advertising and public relation expenses	(393)	(493)	100	-20%
Travel and entertainment expenses	(851)	(460)	(391)	85%
Other outsourced services	(477)	(364)	(113)	31%
Other external charges	(216)	(258)	42	-16%
Maintenance and repairs	(336)	(268)	(68)	25%
Insurance	(153)	(89)	(64)	72%
Bank fees	(207)	(130)	(77)	59%
Transport costs	(116)	(123)	7	-6%
Telephone and postage	(57)	(48)	(9)	19%
Total professional services and other services	€(19,553)	€(8,261)	€(11,292)	137%

Professional services and other services increased by €11.3 million, or 137% from €8.3 million for the six months ended June 30, 2025 to €19.6 million for the six months ended June 30, 2026. The increase was primarily driven by higher fees incurred for external professional services in connection with Pasqal’s preparation for becoming a public company; these fees for external professional services consist of advisory, legal, and other professional services.

 13

Depreciation and Amortization

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Depreciation and amortization	€(4,302)	€(4,396)	€94	-2%

Depreciation and amortization decreased by €0.1 million, or 2% from €4.4 million for the six months ended June 30, 2025 to €4.3 million for the six months ended June 30, 2026.

Other Operating Expenses

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Other operating expenses	€(518)	€-	€(518)	100%

Other operating expenses were €0.5 million for the six months ended June 30, 2026 with no other operating expenses recognized for the six months ended June 30, 2025. The increase was primarily driven by €0.2 million charge related to the disposal of certain fixed assets and €0.2 million of license and royalty expenses.

Other Income (Expenses)

Change in Fair Value of Financial Liabilities at FVTPL

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Change in fair value of financial liabilities at FVTPL	€7,048	€(3,033)	€10,081	-332%

Change in fair value of financial liabilities at FVTPL fluctuated by €10.1 million, or 332% from (€3.0) million for the six months ended June 30, 2025 to €7.0 million for the six months ended June 30, 2026. The change was primarily attributable to a €7.0 million income recognized for the fair value remeasurement of the ORA Bonds (as defined below) prior to conversion, compared to €3.0 million expense recognized for the fair value remeasurements of the ORA Bonds and OCA Bonds (as defined below).

Finance Income

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Finance income	€1,414	€1,101	€313	28%

Finance income increased by €0.3 million, or 28% from €1.1 million for the six months ended June 30, 2025 to €1.4 million for the six months ended June 30, 2026. The increase was driven by a €0.7 million increase in financial income earned on cash equivalents, partially offset by a €0.4 million decrease in foreign exchange gains on financial transactions.

Interest Expense

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Interest expense	€(1,996)	€(1,838)	€(158)	9%

Interest expense increased by €0.2 million, or 9% from €1.8 million for the six months ended June 30, 2025 to €2.0 million for the six months ended June 30, 2026.

 14

Other Financial Expense

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Other financial expense	€(521)	€(2,608)	€2,087	-80%

Other financial expense decreased by €2.1 million, or 80% from €2.6 million for the six months ended June 30, 2025 to €0.5 million for the six months ended June 30, 2026. The decrease was primarily attributable to (i) a €1.6 million decrease in foreign exchange losses on financial transactions and (ii) a €0.5 million decrease in other financial expenses related to bond issuance costs for the ORA Bonds (as defined below).

Income (Expense) Tax Benefit

	For the six months ended June 30,
	2026	2025	€ Change	% Change
	(in thousands, except percentages)
Income (expense) tax benefit	€(20)	€31	€(51)	-165%

Income (expense) tax benefit decreased by €0.1 million, or 165% from €0.0 million for the six months ended June 30, 2025 to (€0.0) million for the six months ended June 30, 2026.

Liquidity and Capital Resources

Since inception, Pasqal has incurred significant losses and as of June 30, 2026, Pasqal had an accumulated deficit of €124.9 million. For the six months ended June 30, 2026 and 2025, Pasqal incurred net losses of €53.2 million and €26.1 million, respectively. Pasqal expects to incur significant losses for the foreseeable future.

Pasqal has historically funded its operations, capital expenditures, and working capital requirements from issuances of shares and convertible bonds, loans and borrowings from financial institutions, net proceeds from the closing of the Business Combination, and grants received from government organizations. As of June 30, 2026, Pasqal had cash and cash equivalents of €110.8 million. Pasqal believes that its cash and cash equivalents as of June 30, 2026 and the proceeds from the closing of the Business Combination and the March 2026 Financing will be sufficient to meet its working capital and capital expenditure needs for the next twelve months from the date of this Discussion and Analysis.

Pasqal receives cash from government grants, which may not be recurring in nature. For the six months ended June 30, 2026 and 2025, the Company received government investment and income-related grants in cash of €0.5 million and €3.4 million, respectively. These government grants historically received were awarded by local governments in France, other European countries, and South Korea, primarily in recognition of Pasqal’s contributions to its research, development, and industrial deployment programs and projects. These grants are typically evaluated on an annual or project basis, based on prevailing local regulations and policies, and are thus non-recurring in nature. Consequently, there is no guarantee that Pasqal will continue receiving or benefiting from them in the future and it is also challenging for Pasqal to predict the amounts of future grants. Under the terms and conditions of the government grants received and anticipated to be received, in some cases, the Company is required to meet certain requirements such as achievement of certain technological milestones, achievement of employment targets, and execution of committed investment expenditures. There can be no assurance that Pasqal will be able to fully satisfy these conditions or perform such obligations, and it is possible that regulatory authorities may discontinue such grants or require Pasqal to repay part or all of the government grants Pasqal previously received. Any reduction, cancellation, or repayment resulting from Pasqal’s failure to perform such obligations could adversely affect Pasqal’s business, financial condition, and results of operations.

At the Closing Date, Pasqal completed the Business Combination and received aggregate proceeds of $27.7 million from the trust account established in connection with Bleichroeder’s initial public offering. Substantially concurrently with the closing of the Business Combination, Pasqal consummated the March 2026 Financing and received aggregate proceeds of $250.0 million. Pasqal expects that the proceeds from the Business Combination and the March 2026 Financing, together with cash flows from operating activities and proceeds from future debt and equity financings, are expected to support its ongoing business operations and future growth strategy.

 15

Pasqal’s future capital requirements will depend on several factors, including its ability to attract and retain customers, the continuing market acceptance of its products and services, the introduction of new or upgraded products and services, the technological choices it makes, the expansion of sales and marketing activities, and overall economic conditions. Pasqal’s primary short-term cash requirements are to fund working capital and lease obligations. Working capital requirements can vary significantly from period to period, particularly as a result of the timing of receipts and disbursements related to long-term contracts. Pasqal’s medium-term to long-term cash requirements are primarily to invest in facilities, equipment, technologies, personnel, research and development, and strategic acquisitions. Pasqal could be required, or could elect, to seek additional funding through public or private equity or debt financings or other capital sources; however, additional funds may not be available on terms acceptable to Pasqal, if at all.

Pasqal’s product roadmap benefits significantly from external funding sources to advance the technological roadmap across quantum computing. Pasqal invests aggressively in research and development across quantum computing, including capital expenditures, business development, and engineering. In addition to the neutral-atom quantum computers in its technological roadmap, Pasqal also provides (i) cloud services that let users run quantum algorithms, simulations, and applications without specialized on-premises hardware and (ii) a software suite that enables the design, compilation, and integration of quantum algorithms into existing applications and workflows. Pasqal expects to continue to invest in research and development as a public company to fund these technological priorities and scale toward digital fault-tolerant quantum computing. While there can be no assurances, Pasqal intends to raise such capital through additional equity or debt fundraising activities. If additional financing is required from outside sources, Pasqal may not be able to raise it on terms acceptable to Pasqal or at all. If Pasqal is unable to raise additional capital when desired, Pasqal’s business, results of operations, and financial condition would be materially and adversely affected.

First-Demand Guarantee

In connection with contracts entered into with its customers, Saudi Arabian Oil Company and CINECA, Pasqal provided a first-demand bank guarantee in favor of the customers to support its performance obligations under the related agreements. As collateral for this guarantee, Pasqal pledged a cash deposit with the issuing bank; the cash deposit by Pasqal is recognized as deposits within non-current assets in Pasqal’s condensed half-year consolidated financial statements. As of June 30, 2026, the associated pledged deposit for Saudi Arabian Oil Company and CINECA was €7.6 million and €0.3 million, respectively.

Borrowings

As of June 30, 2026 and December 31, 2025, Pasqal’s outstanding borrowings, including accrued interest and excluding any redeemable and convertible bonds, consisted of the following:

	As of June 30,	As of December 31,
	2026	2025
	(in thousands)
BDC Capital Inc.	€1,925	€2,090
Investissement Québec - Pasqal Canada	2,807	2,691
BPI Amorçage Investissement	1,128	1,256
BPI Innovation R&D	946	1,067
BPI Assurance Prospection	576	-
IFA Loan	2,236	1,930
Other borrowings	1,032	1,492
Total borrowings	€10,650	€10,526

Current	€2,854	€2,886
Non-current	7,796	7,640
Total borrowings	€10,650	€10,526

 16

As of June 30, 2026, Pasqal’s outstanding borrowings consist of primarily of the below debt agreements.

BDC Capital Inc.

On July 18, 2024, Pasqal entered into a loan agreement with BDC Capital Inc. in the aggregate principal amount of €2.0 million. The loan bears interest at a fixed rate of 15.00 % per annum and matured on September 19, 2026. The loan was repaid in full on September 17, 2026.

Investissement Québec — Pasqal Canada

On September 27, 2024, Pasqal entered into a loan agreement with Investissement Québec for a facility of up to CAD 15.0 million or €9.9 million, with a maturity date of September 27, 2034. On September 27, 2024, Pasqal received an initial disbursement under the facility of CAD 4.2 million or €2.8 million. In addition, on April 14, 2025, Pasqal received an additional drawdown under the facility of CAD 1.1 million or €0.7 million. Borrowings under the facility bear interest at a fixed rate of 4.09% per annum, which is below the market rate for comparable borrowings. The difference between the proceeds received and the fair value at inception is treated as a government grant resulting in recognition of deferred income with government grant income recognized in profit or loss on a systematic basis over the term of the loan.

BPI Loans

On December 31, 2021, Pasqal entered into an Amorçage Investissement loan with BPI in an aggregate principal amount of €2.0 million, with a maturity date of December 31, 2029. The loan bears interest at a fixed rate of 3.57% per annum, which is below the market rate for comparable borrowings. The difference between the proceeds received and the fair value at inception is treated as a government grant resulting in recognition of deferred income with government grant income recognized in profit or loss on a systematic basis over the term of the loan.

On September 30, 2021, Pasqal entered into an Innovation R&D loan with BPI in an aggregate principal amount of €2.0 million, with a maturity date of June 30, 2029. The loan bears interest at a fixed rate of 0.71% per annum, which is below the market rate for comparable borrowings. The difference between the proceeds received and the fair value at inception is treated as a government grant resulting in recognition of deferred income with government grant income recognized in profit or loss on a systematic basis over the term of the loan.

IFA Loan

On October 7, 2025, Pasqal entered into a USD 15.0 million or €12.9 million ten-year financing arrangement with the Illinois Finance Authority (“IFA”) to support its development in the U.S. As of December 31, 2025, Pasqal had drawn €5.1 million under the IFA loan. The IFA loan bears interest at a fixed rate of 3.55% per annum and includes a deferred-interest period; the IFA loan bears an interest rate below the market rate for comparable borrowings. The difference between the proceeds received and the fair value at inception is treated as a government grant resulting in recognition of deferred income with government grant income recognized in profit or loss on a systematic basis over the term of the loan.

In parallel, Pasqal entered into a long-term Tax Credit Agreement with the State of Illinois (“MICRO”), under which it may earn refundable tax credits over a ten-year period based on eligible expenses. The revocation of MICRO credits constitutes an event of default under the loan agreement. A variable fee may be owed to the IFA for quantum computers manufactured at the Illinois site and sold or leased during the loan term. As of June 30, 2026, no such fee has been incurred.

The financing arrangements described above are not subject to financial covenants that could affect the terms, repayment schedule, or continuity of the financing arrangements.

 17

Convertible Bonds

OCA Bonds

On July 5, 2024, Pasqal issued convertible bonds to CMA CGM Group for an aggregate principal amount of €5.0 million with an interest rate of 5% per annum and maturity date of December 31, 2025 (the “OCA Bonds”). The OCA Bonds are converted into the most senior class of shares upon a change of control or at the option of the holder, at maturity. The OCA Bonds also convert upon a qualifying raise that occurs more than three months from the OCA Bonds’ issuance date, into the same class of shares issued to investors in that raise. In addition to the conversion features, the OCA Bonds have redemption features which permits the holder of the OCA Bonds to redeem for cash upon an event of default, upon a qualifying raise that occurs within three months from the OCA Bonds’ issuance date, or at maturity.

On October 15, 2025, the CMA CGM Group requested repayment of an amount equal to the aggregate principal and accrued interest, totaling €5.3 million. The liability due to CMA CGM Group was settled through the issuance of convertible bonds for €5.3 million (the “ORA Bonds”).

Redeemable Bonds

ORA Bonds

Between April 2025 and December 2025, Pasqal issued ORA Bonds to various parties for an aggregate principal amount of €68.3 million with an interest rate per annum of 12% and maturity date of June 30, 2026. The ORA Bonds are converted to either Series B or Series C shares, accompanied by the related ratchet warrants, upon the occurrence of one of the following events: qualified equity financing, non-qualified equity financing (at the option of the holder), exit event, IPO event, event of default, at maturity date, or any other mutually agreed redemption event. On March 2, 2026, the ORA Bonds were converted to 682,542 Series C shares at €139.54 per share, accompanied by ratchet warrants as a result of the issuance of Series C shares on February 28, 2026, which represented a qualified equity financing redemption event.

Upon conversion, Pasqal remeasured the fair value of the ORA Bonds as of the conversion date and derecognized the carrying amount of the liability, with a corresponding increase to equity. Accordingly, Pasqal recognized €7.0 million of change in fair value in the condensed half-year consolidated statement of profit or loss immediately prior to the conversion. As the ratchet warrants attached to the Series C shares were determined to have a nil fair value at inception, the entire fair value of the ORA Bonds at the conversion date was allocated to the Series C shares issued upon conversion.

Series C Financing

In December 2025, Pasqal executed a shareholders’ agreement with certain new and existing investors for the issuance of 225,741 Series C shares of Pasqal for total proceeds of €31.5 million, at a per-share price of €139.54. During January and February 2026, Pasqal issued 499,769 Series C shares at a price of €139.54 per share, for total proceeds of €69.7 million. Under the terms of the shareholders agreement, the Series C have the following ratchet warrants attached (collectively referred to as the “BSA Ratchets”):

●	“BSA Ratchet C” warrants are attached to all Pasqal Series C shares and entitle the holder to subscribe, at a nominal value, for additional Pasqal Series C shares in the event that Pasqal issues new shares or other securities that give access to a portion of its share capital based on a per-share price lower than the per-share price in the Series C financing of €139.54. The BSA Ratchet C warrants cease to be exercisable on the date Pasqal completes a direct or indirect initial public offering, including in connection with the Business Combination.

●	“BSA Ratchet C*” warrants are held by any participant in Series C financing whose investment was completed or committed prior to December 31, 2025 and entitle the holder to subscribe, at a nominal value, for additional Pasqal Series C shares in the event that Pasqal completes an initial public offering, including through a special purpose acquisition company, under which the pre-money valuation of Pasqal on a fully-diluted basis is less than $2.0 billion (a “Qualified IPO”). The BSA Ratchet C* warrants cease to be exercisable following a period of sixty days from the notification by Pasqal of either a Qualified IPO or a direct or indirect initial public offering project (including in connection with the Business Combination) with a pre-money valuation of Pasqal on a fully diluted basis that is greater than or equal to USD $2.0 billion.

 18

●	“BSA Ratchet C**” warrants are held by any participant in Series C financing whose investment was completed or committed prior to December 31, 2025 and entitle the holder to subscribe, at a nominal value, for additional Pasqal Series C shares in the event Pasqal does not sign a business combination agreement with a special purpose acquisition company. Upon execution of the Business Combination Agreement on February 28, 2026, the BSA Ratchet C** warrants expired.

Contractual Obligations and Other Commitments

Pasqal’s primary use of cash is to fund its business operations, which consist primarily of employee-related costs, research and development activities, working capital requirements, lease obligations, capital expenditures and other anticipated costs to scale operations in the future and operate as a public company. Pasqal requires a significant amount of cash for expenditures and continued investment in ongoing quantum research and development and business operations.

Because of the numerous risks and uncertainties associated with research, development, and commercialization of Pasqal’s quantum technology, Pasqal is unable to estimate the exact amount of its working capital requirements. Pasqal’s operating plan may change because of factors currently unknown, and Pasqal may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or other transactions. In addition, Pasqal may seek additional capital even if Pasqal believes that it has sufficient funds for current or future operating plans. Such financings may result in dilution to shareholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than ordinary shares, imposition of debt covenants and repayment obligations or other restrictions that may adversely affect the business. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting Pasqal’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Pasqal is unable to raise additional funds through equity or debt financings when needed, Pasqal may be required to delay, limit, or substantially reduce its quantum computing development efforts. Pasqal’s future capital requirements and the adequacy of available funds will depend on many factors.

As of June 30, 2026, Pasqal’s contractual obligations and commitments are related to its lease obligations for office spaces and manufacturing facilities and contractual payments on its outstanding borrowings described above. The following table summarizes Pasqal’s contractual obligations and commitments as of June 30, 2026. The amounts are gross and undiscounted, and include contractual interest payments and anticipated prepayments and related penalties:

	Carrying Amount	Contractual Cash Flow	Within 1 Year	Between 1 and 5 Years	Beyond
	(in thousands)
Lease liabilities	€9,879	€12,049	€997	€6,498	€4,554
Borrowings:
BDC Capital Inc.	1,925	1,925	1,925	-	-
Investissement Québec – Pasqal Canada	2,807	3,490	157	1,901	1,432
BPI Amorçage Investissement	1,128	1,400	400	1,000	-
BPI Innovation R&D	946	1,200	400	800	-
BPI Assurance Prospection	576	576	-	576
IFA Loan	2,236	5,266	-	2,229	3,037
Other borrowings	1,032	1,032	226	806	-
Total (1)	€20,529	€26,938	€4,105	€13,810	€9,023

(1)	Excludes commitments and guarantees between Legacy Pasqal and New Pasqal and its subsidiaries and the first-demand guarantees in connection with the contracts entered into with Saudi Arabian Oil Company and CINECA.

 19

Cash Flows

The following table sets forth Pasqal’s cash flows for the six months ended June 30, 2026 and 2025:

	For the six months ended June 30,
	2026	2025
	(in thousands)
Net cash flows used in operating activities	€(25,194)	€(19,956)
Net cash flows used in investing activities	(4,970)	(3,145)
Net cash flows from financing activities	67,251	41,523
Net change in cash and cash equivalents	€37,087	€18,422

Six months ended June 30, 2026

Cash Flows Used in Operating Activities

Net cash used in operating activities during the six months ended June 30, 2026, was €25.2 million, resulting primarily from a net loss of €53.2 million, offset by €22.7 million in net change of non-cash adjustments and interest paid in the period, and changes in operating assets and liabilities of €5.3 million.

The €22.7 million in non-cash adjustments and interest paid primarily include share-based payment and other personnel expenses of €23.4 million, depreciation of property, plant and equipment and amortization of intangible assets and impairments of €4.4 million, financial expense of €1.7 million, and interest paid of €0.2 million, partially offset by changes in the fair value of financial liabilities at FVTPL of €7.0 million.

The €5.3 million change in operating assets and liabilities for the six months ended June 30, 2026 consisted primarily of a €4.0 million increase in contract liabilities, a €4.4 million increase in trade payables and related accounts, and a €6.6 million increase in other liabilities, offset by a €5.6 million increase in other receivables, a €0.5 million increase in trade receivables and related accounts, and a €3.5 million increase in inventories. The increase in contract liabilities was primarily due to an increase in advance billings under customer contracts and amounts related to the financing component of the Saudi Arabian Oil Company contract remaining in contract liabilities, partially offset by revenue recognized during the period. The increase in trade payables and related accounts was mainly attributable to legal, audit and consulting fees incurred in connection with the Business Combination and provision and accrued invoices recognized associated with the DistriQ project. The increase in other liabilities was primarily due to (i) higher social security liabilities and VAT liabilities, consisting of VAT collected on DistriQ billings in Canada and VAT-related obligations in Saudi Arabia and (ii) increase in the expense recognized for cash-settled SARs during the period. The increase in other receivables was primarily due to (i) higher French research tax credit receivables and receivables related to Canadian funding programs, reflecting the level of eligible expenditures incurred during the period, (ii) an increase in VAT receivables in France and Canada, and (iii) changes in prepaid expenses and other operating receivables. The increase in trade receivables and related accounts was primarily due to the initial billings under the Saudi Arabian Oil Company contract and final billings under the DistriQ contract offset by cash collections during the period from other customers. The increase in inventories was primarily due to a €1.2 million reversal of a previously recognized inventory impairment charge in connection with the agreement with DistriQ and an increase in purchases of raw materials held in inventory.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the six months ended June 30, 2026, was €5.0 million, resulting primarily from the purchase of property, plant and equipment of €2.0 million, purchase of intangible assets of €2.4 million, change in deposits of €0.4 million, and payment of €0.5 million to former shareholders of MyCryoFirm, which was acquired by Pasqal in 2022, offset by receipt of government investment grants of €0.4 million.

 20

Cash Flows Provided by Financing Activities

Net cash from financing activities during the six months ended June 30, 2026, was €67.3 million resulting primarily from proceeds from capital increases of €68.5 million, offset by the repayment of borrowings and lease liabilities of €1.1 million and interest payments of €0.2 million.

Six months ended June 30, 2025

Cash Flows Used in Operating Activities

Net cash used in operating activities during the six months ended June 30, 2025, was €20.0 million, resulting primarily from a net loss of €26.1 million and a change in operating assets and liabilities of €0.5 million, offset by €6.6 million in net change of non-cash adjustments and interest paid in the period.

The €6.6 million in non-cash adjustments and interest paid primarily include share-based payment and other personnel expenses of €0.7 million, change in provisions of €4.4 million, depreciation of property, plant and equipment and amortization of intangible assets and impairments of €4.3 million, change in fair value of financial liabilities at FVTPL of €3.0 million, financial expense of €2.7 million, and interest paid of €0.4 million.

The €0.5 million change in operating assets and liabilities for the six months ended June 30, 2025 consisted of €2.0 million increase in contract liabilities, €3.8 million increase in trade payables and related accounts, €3.0 million increase in other liabilities, and €0.8 million decrease in trade receivables and related accounts, offset by €2.8 million increase in inventories and €7.2 million increase in other receivables. The increase in contract liabilities was mainly due to an increase in advances received from customers. The increase in trade payables and related accounts was primarily due to higher legal, audit, and consulting fees. The increase in other liabilities was primarily due to higher employee-related liabilities. The decrease in trade receivables and related accounts was primarily driven by lower accrued receivables for customers. The increase in inventories was primarily due to the purchase of parts required to manufacture the quantum computers with delivery dates in 2025. The increase in other receivables was primarily due to interest receivables from financial accounts.

Cash Flows Used in Investing Activities

Net cash used in investing activities during the six months ended June 30, 2025, was €3.1 million, resulting from the purchase of property, plant and equipment of €4.9 million, purchase of intangible assets of €0.1 million, and payment of €0.2 million due to the liquidations of certain subsidiaries, offset by the proceeds from the sale of intangible assets of €0.1 million, change in deposits of €0.6 million, and receipt of government grants of €1.4 million.

Cash Flows Provided by Financing Activities

Net cash from financing activities during the six months ended June 30, 2025, was €41.5 million resulting from proceeds from borrowings of €43.5 million, offset by repayments of borrowings of €1.6 million, and interest payments of €0.4 million.

Critical Accounting Estimates and Judgments

Pasqal’s condensed half-year consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. In preparing its condensed half-year consolidated financial statements, Pasqal makes assumptions, judgments and estimates that can have a significant impact on amounts reported in the condensed half-year consolidated financial statements. Pasqal bases its material judgments, estimates and assumptions on historical experience and various other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions and are recognized prospectively. Pasqal regularly re-evaluates its material judgments, estimates and assumptions.

Pasqal’s critical accounting estimates, assumptions, and judgment applied in the condensed half-year consolidated financial statements are consistent with those described in our Registration Statement on Form F-1.

 21

Emerging Growth Company Status

Pasqal is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the JOBS Act. As such, Pasqal is eligible to take advantage of certain exemptions from various reporting requirements that are otherwise applicable to other public companies. These provisions include: (i) being permitted to provide only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; (ii) not being required to comply with the auditor attestation requirements in the assessment of the internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act; (iii) reduced disclosure obligations regarding executive compensation; (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved; and (v) exemptions from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Pasqal has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Pasqal, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Pasqal’s financial statements with another public company, which is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used.

Pasqal will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of the fiscal year following the fifth anniversary of the first sale of our common equity securities pursuant to an effective registration statement, (b) the last date of the fiscal year in which Pasqal’s total annual gross revenue is equal to or more than $1.235 billion, (c) the date on which Pasqal is deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which Pasqal has issued more than $1.0 billion in non-convertible debt securities during the previous three years.

As a foreign private issuer using foreign private issuer forms for Exchange Act reporting requirements (Forms 20-F and 6-K), New Pasqal will not be permitted to take advantage of the scaled reporting requirements available for smaller reporting companies.

Quantitative and Qualitative Disclosures about Market Risk

Pasqal is exposed to market risk in the ordinary course of its business. Market risk represents the risk of loss that may impact Pasqal’s financial position due to adverse changes in financial market prices and rates.

Interest Rate Risk

Interest rate risk is the risk of financial loss due to adverse changes in the value of assets and liabilities as a result of movements in interest rates. As of June 30, 2026, Pasqal’s debt portfolio is comprised entirely of fixed-rate debt. Other than certain interest-bearing assets and instruments classified at amortized cost, Pasqal has no other significant interest-bearing instruments. Pasqal considers its exposure to interest rate risk to be low and does not expect significant impacts from potential interest rate fluctuations.

Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions or recognized assets and liabilities are denominated in a currency other than the respective group companies’ functional currency. Pasqal has limited exposure to foreign exchange fluctuations. As of June 30, 2026, substantially all of Pasqal’s revenue was denominated in Euros. In addition, financial liabilities and lease liabilities are primarily denominated in the functional currencies of the respective entities, which further limits its foreign exchange risk exposure. Based on Pasqal’s foreign currency denominated cash balances as of June 30, 2026, a hypothetical 10% change in the relative value of Euros to other currencies during the six months ended June 30, 2026 would not have had a material effect on Pasqal’s condensed half-year consolidated financial statements.

 22

Exhibit 99.3

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2026 AND DECEMBER 31, 2025 AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

PASQAL HOLDING SA

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

In € thousand	Notes	June 30, 2026	December 31, 2025

Goodwill	6.1	19,643	19,676
Other intangible assets	6.2	18,858	17,451
Property, plant and equipment, net	6.3	30,346	28,119
Right-of-use assets		8,346	8,978
Deposits		8,802	8,421
Government grant receivables		8,667	1,198
Total non-current assets		94,662	83,844

Inventories, net	7.1	11,796	11,309
Trade receivables		6,109	5,608
Government grant receivables		3,009	8,181
Tax receivables		5,315	3,111
Other current assets		3,110	2,010
Cash and cash equivalents	7.2	110,835	73,762
Total current assets		140,175	103,980

Total Assets		234,837	187,824

In € thousand	Notes	June 30, 2026	December 31, 2025

Share capital	8.1	868	715
Share premium	8.1	211,131	70,158
Accumulated deficit		(124,889)	(32,533)
Other reserves	8.2	95,196	49,601
Loss for the period		(53,236)	(92,355)
Total equity		129,070	(4,415)

Borrowings	9	7,796	7,640
Lease liabilities		9,359	9,627
Employee benefit liabilities		15,161	11,051
Deferred tax liabilities		379	366
Deferred income from government grants	11	10,023	9,484
Total non-current liabilities		42,719	38,168

Borrowings	9	2,854	105,164
Lease liabilities		520	524
Provisions		357	356
Trade and other payables		13,911	9,556
Contract liabilities	12	28,237	22,977
Deferred income from government grants	11	6,931	7,409
Other current liabilities		10,237	8,084
Total current liabilities		63,048	154,070

Total shareholder’s equity and liabilities		234,837	187,824

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Six-month period ended
In € thousand	Notes	June 30, 2026	June 30, 2025
Revenue	13	4,872	4,286
Government grant income		2,950	3,544
Other operating income		182	1,275
Purchases of material		(2,569)	(2,692)
Changes in inventory		1,372	1,825
Employee salaries and benefit expenses	10	(41,594)	(15,353)
Professional services and other services	14	(19,553)	(8,261)
Depreciation and amortization		(4,302)	(4,396)
Other operating expenses		(518)	-
Operating loss		(59,161)	(19,773)
Change in fair value of financial liabilities at FVTPL	9	7,048	(3,033)
Finance income		1,414	1,101
Interest expense		(1,996)	(1,838)
Other financial expense		(521)	(2,608)
Loss before tax		(53,216)	(26,150)
Income (expense) tax benefit	15	(20)	31
Loss for the period		(53,236)	(26,118)

Other comprehensive loss		June 30, 2026	June 30, 2025

Items that may be reclassified to profit or loss in subsequent periods		(311)	10
Foreign currency translation adjustments		(311)	10

Items that will not be reclassified to profit or loss / income in subsequent periods		(11)	14
Remeasurement of defined benefit plans		(14)	19
Income tax impact		4	(5)
Other comprehensive (loss) / income for the period, net of tax		(322)	24
Total comprehensive loss for the period		(53,558)	(26,094)

Loss per share
Basic losses per share	16	(6.6)	(3.8)
Diluted losses per share	16	(7.3)	(3.8)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

In € thousand	Share capital	Share premium	Treasury shares	Accumulated deficit	Other reserves	Other comprehensive income	Loss of the period	Minority interests	Total equity

Balance at January 1, 2025	692	131,114	-	(75,811)	25,269	(94)	(48,498)	-	32,673
Allocation of profit / loss				(48,498)	-		48,498		-
Loss for the period	-	-	-	-	-	-	(26,118)	-	(26,118)
Variation in translation reserves						10			10
Remeasurement of defined benefit plans, net of tax	-	-	-	-	-	14	-	-	14
Total comprehensive loss for the period	-	-	-	-	-	24	(26,118)	-	(26,094)
Equity-settled share-based payments	-	-	-	-	559	-	-	-	559
Other variations	-	(91,776)	-	91,776	(391)	-	-	-	(391)
Total transactions with owners	-	(91,776)	-	91,776	168	-	-	-	168
Balance at June 30, 2025	692	39,339	-	(32,533)	25,438	(70)	(26,118)	-	6,747

Balance at December 31, 2025	715	70,158	-	(32,533)	49,584	16	(92,355)	-	(4,415)
Allocation of profit / loss	-	-	-	(92,355)	-	-	92,355	-	-
Loss for the period	-	-	-	-	-	-	(53,236)	-	(53,236)
Variation in translation reserves						(311)			(311)
Remeasurement of defined benefit plans, net of tax	-	-	-	-	-	(11)	-	-	(11)
Total comprehensive loss for the period	-	-	-	-	-	(322)	(53,236)	-	(53,558)
Issue of share capital	153	140,973	-	-	22,583	-	-	-	163,709
Equity-settled share-based payments	-	-	-	-	23,334	-	-	-	23,334
Other variations		-	-	-	-	-	-	-	-
Total transactions with owners	153	140,973	-	-	45,916	-	-	-	187,043
Balance at June 30, 2026	868	211,131	-	(124,889)	95,500	(305)	(53,236)	-	129,070

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six-month period ended
in € thousand	Notes	June 30, 2026	June 30, 2025

CASH FLOW USED IN OPERATING ACTIVITIES
Cash used in operations	19	(25,194)	(19,956)
Net cash flows used in operating activities		(25,194)	(19,956)

CASH FLOW USED IN INVESTING ACTIVITIES
Acquisition of property, plant and equipment	6.3	(2,042)	(4,908)
Acquisition of intangible assets	6.2	(2,423)	(147)
Proceeds from sale of intangible asset		-	112
Receipt of government grants		375	1,359
Change in deposits		(380)	596
Purchases of subsidiary		(500)	(157)
Net cash flows used in investing activities		(4,970)	(3,145)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from borrowings	9	83	43,518
Repayment of borrowings and lease liabilities	9	(1,123)	(1,588)
Interest paid		(188)	(407)
Proceeds from capital increases	8.1	68,480	-
Net cash flows from financing activities		67,251	41,523

Net increase in cash and cash equivalents		37,087	18,422

Cash and cash equivalents at the beginning of the six-month period		73,762	7,163
Effects of exchange rate changes on cash and cash equivalents		(14)	(61)
Cash and cash equivalents at the end of the six-month period		110,835	25,524

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Corporate information and description of business

Pasqal Holding SAS (“the Company” or “the parent”) is a simplified corporation incorporated in France under French law. It was created in February 2026 as part of a group reorganization and is registered with the Evry Trade and Companies Register under number 101 390 649. The registered office is located at 24 Rue Emile Baudot, 91120 Palaiseau, France. The Company became the parent company of Pasqal SAS as part of the Group reorganization described in Note 2.2.

The Group is principally engaged in the development and commercialization of quantum computers based on neutral atoms arranged in 2D and 3D lattices, providing useful quantum advantages to its customers to solve real-world problems.

Note 2. Key events

2.1. Business Combination Agreement

On February 28, 2026, Pasqal Holding SAS entered into an agreement and plan of merger (as amended, the “Business Combination Agreement”) with Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Bleichroeder Acquisition France Merger Sub 2 (“Merger Sub”) which, among other things and subject to the terms and conditions contained therein, provided for (a) the merger of Bleichroeder with and into Merger Sub (the “Reincorporation Merger”), with Merger Sub continuing as the surviving company (the “Bleichroeder Surviving Corporation”), and (b) the merger of Pasqal Holding SAS with and into Bleichroeder Surviving Corporation by way of a merger by absorption, with the Bleichroeder Surviving Corporation continuing as the surviving company and changing its name to Pasqal Holding SA (the “Merger”, and together with the Reincorporation Merger, the “Business Combination”). As of June 30, 2026, the proposed Business Combination had not been completed and remained subject to customary closing conditions, including the effectiveness of the registration statement filed with the U.S. Securities and Exchange Commission (“SEC”), shareholder approvals and other conditions set forth in the Business Combination Agreement. The Business Combination was completed on August 27, 2026 (the “Closing”), resulting in the creation of Pasqal Holding SA (“New Pasqal”). See Note 20 for further disclosures.

2.2. Group reorganization

During the first half of 2026, the Group implemented a legal reorganization in connection with its anticipated Business Combination. As part of this reorganization, Pasqal Holding SAS was established as the new parent company of the Group. During the first half of 2026, the shareholders of Pasqal SAS contributed their shares in Pasqal SAS to Pasqal Holding SAS in exchange for shares of Pasqal Holding SAS. The transaction was treated as a capital reorganization with no impact on the carrying values of assets and liabilities or total consolidated equity. All per share data were retroactively adjusted.

2.3. Financing

●	In continuation of the capital increase program initiated in December 2025, the Group proceeded with additional subscriptions of Series C Shares during January and February 2026. A total of 499,769 Series C Shares were issued over this period, generating proceeds of €69,738 thousand.

●	Following these Series C issuances, and upon completion of the Qualified Equity Financing as contractually defined in the redeemable bonds (“ORAs”) agreements, the ORAs were automatically redeemed in Series C Shares on March 2, 2026. As a result of this redemption, a total of 682,448 Series C Shares were issued to ORA holders on March 2, 2026. The ORAs were derecognized upon conversion into equity instruments, with the corresponding amount reclassified from financial liabilities to equity. See Notes 8 and 9 for further disclosures.

●	On March 4, 2026, in connection with the planned Business Combination, Bleichroeder and Merger Sub entered into a securities purchase agreement, as amended on May 23, 2026 (the “Pre-PIPE Securities Purchase Agreement”), with certain investors providing for the issuance of $312.5 million aggregate principal amount of senior unsecured bonds convertible into New Pasqal ordinary shares (the “Convertible Bonds”) and receive warrants to subscribe for a number of New Pasqal ordinary shares equal to 125% of the total number of New Pasqal ordinary shares into which the Convertible Bonds are initially convertible at closing date, at an initial exercise price of $12.00 per share subject to certain adjustments as set forth therein (the “Warrants”), for an aggregate purchase price of $250.0 million, reflecting a 20% original issue discount (the “March 2026 Financing” or “Pre-PIPE”). The Convertible Bonds bear interest at a rate of either 10% per annum payable in cash semi-annually however, if a payment in cash has not been made on a semi-annual payment date, payment on the next semi-annual Payment Date shall be in PIK at a rate of 12% per annum in payment-in-kind and are convertible at the option of the holder. Concurrently with the Closing on August 27, 2026, the Group consummated the March 2026 Financing. See Note 20 for further disclosures.

Note 3. Basis of preparation of the consolidated financial statements

3.1. Statement of compliance

The half-year condensed consolidated financial statements for the six-month period ended June 30, 2026 have been prepared in accordance with IAS 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB).

The half-year condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the annual consolidated financial statements and related notes for the year ended December 31, 2025, included in the Company’s registration statement on Form 20-F.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (issued on 30 May 2024)

●	Contracts Referencing Nature-dependent Electricity Amendments to IFRS 9 and IFRS 7 (issued on 18 December 2024).

The adoption of these amendments did not have a material impact on the Group’s half-year condensed consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Group does not intend to early adopt IFRS 18 and is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

3.2. Authorization for issue

The half-year condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 23, 2026.

3.3. Judgments and use of estimates

The significant accounting estimates, assumptions and judgments applied in preparing these half-year condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2025.

Note 4. Liquidity risk

The Group is exposed to liquidity risk, i.e., the risk that it may be unable to meet its financial obligations as they fall due, taking into account the financing requirements associated with the development of its business.

The table below summarizes the Group’s net liquidity position as of June 30, 2026:

In € thousand	June 30, 2026	December 31, 2025

Cash and cash equivalent (1) (A)	110,835	73,762
Current borrowings	(2,854)	(105,164)
Of which ORA	-	(102,278)
Current borrowings excluding ORA(2) (B)	(2,854)	(2,886)
Trade and other payables	(13,911)	(9,556)
Other current liabilities	(10,237)	(8,084)
Trade payables and other current liabilities (C)	(24,149)	(17,641)
Net liquidity position (A) – (B) – (C)	83,832	53,235

(1)	Cash includes amounts received under the Korean grant agreement and IFA loan, with balances amounting to €2,716 thousand and €4,637 thousand, respectively, as of June 30, 2026. See Note 7.2 for further disclosures.
(2)	As of December 31, 2025, the ORAs were excluded from the calculation of the net liquidity position as they were redeemable in ordinary shares of the Company.

The consolidated financial statements as of June 30, 2026, have been prepared on a going concern basis. In assessing the Group’s ability to continue as a going concern for at least twelve months from the reporting date, management considered the Group’s cash position, projected operating results and cash flows, expected working capital requirements, planned capital expenditures, and the availability of additional sources of financing.

As of June 30, 2026, the Group had cash and cash equivalents of €110,835 thousand. In addition, on March 4, 2026 the Group entered into the Pre-PIPE Securities Purchase Agreement for the purchase of Convertible Bonds and Warrants with certain investors for an aggregate purchase price of $250,000 thousand, reflecting a 20% original issue discount. The Pre-PIPE was consummated concurrently with the Closing. See Notes 2 and 20 for further disclosures.

Management believes that its cash and cash equivalents as of June 30, 2026 will be sufficient to meet its working capital and capital expenditure needs for the next twelve months from the reporting date.

Based on the above, management concluded that the going concern basis of accounting remains appropriate as of June 30, 2026.

Note 5. Segment information

The Chief Executive Officer (CEO) is the Chief Operating Decision Maker (CODM). The CODM allocates resources and assesses performance at consolidated level using aggregated information based on the Group’s profit or loss.

The Group operates in a single operating segment which is the development and implementation of quantum computing solutions.

See Note 13 for further disclosure on revenue-related segment information.

Note 6. Non-current assets

6.1. Goodwill

Carrying amounts and changes during the period

Goodwill amounted to €19,643 thousand as of June 30, 2026 and to €19,676 thousand as of December 31, 2025, respectively. The movement during the period was due to the impact of changes in exchange rates.

As of June 30, 2026, the Group did not identify any indication of impairment.

6.2. Other intangible assets

Carrying amounts and changes during the period

In € thousand	Development costs	Concessions, patents, licenses and similar assets	Intangible assets in progress	Total
Gross intangible assets at January 1, 2026	1,765	14,396	6,305	22,467
Increase	-	67	2,362	2,429
Decrease	-	-	-	-
Translation adjustments	-	(88)	(33)	(121)
Changes in scope	-	-	-	-
Reclassification	203	-	(285)	(82)
Gross intangible assets at June 30, 2026	1,969	14,374	8,348	24,692

Amortization and depreciation of intangible assets at January 1, 2026	(1,495)	(3,520)	-	(5,016)
Increase	(139)	(698)	-	(836)
Decrease	-	-	-	-
Translation adjustments	-	18	-	18
Changes in scope	-	-	-	-
Reclassification	-	-	-	-
Amortization and depreciation of intangible assets at June 30, 2026	(1,634)	(4,199)	-	(5,834)

Net intangible assets at January 1, 2026	270	10,876	6,305	17,451
Increase	(139)	(631)	2,362	1,592
Decrease	-	-	-	-
Translation adjustments	-	(70)	(33)	(103)
Changes in scope	-	-	-	-
Reclassification	203	-	(285)	(82)
Net intangible assets at June 30, 2026	335	10,175	8,348	18,858

The increase in intangible assets under development as at June 30, 2026 primarily reflects development expenditures incurred by Pasqal SAS and Aeponyx that meet the capitalization criteria. Non-capitalized research and development costs amounted to €4,189 thousand and €4,030 thousand for the periods ended June 30, 2026 and June 30, 2025, respectively.

There were no indications of impairment of intangible assets as at June 30, 2026.

6.3. Property, plant & equipment

Carrying amounts and changes during the period

In € thousand	Plant, equipment and machinery	Fixtures and fittings	Office supplies	Transport equipment	Hardware equipment	Tangible assets in progress	Total
Gross property, plant and equipment at January 1, 2026	14,366	18,900	744	4	3,598	1,069	38,681
Increase	439	46	7	-	101	1,449	2,042
Decrease	-	-	-	-	-	-	-
Translation adjustments	(8)	(23)	(1)	-	64	-	32
Changes in scope	-	-	-	-	-	-	-
Reclassification	273	(54)	-	-	2,995 (1)	(191)	3,023
Gross property, plant and equipment at June 30, 2026	15,070	18,869	750	4	6,757	2,327	43,778

Amortization and depreciation of property, plant, and equipment at January 1, 2026	(4,670)	(2,722)	(158)	(4)	(3,008)	-	(10,561)
Increase	(1,352)	(1,024)	(74)	-	(439)	-	(2,889)
Decrease	-	-	-	-	-	-	-
Translation adjustments	3	5	-	-	(1)	-	8
Changes in scope	-	-	-	-	-	-	-
Reclassification	-	13	-	-	(3)	-	10
Amortization and depreciation of property, plant, and equipment at June 30, 2026	(6,019)	(3,728)	(231)	(4)	(3,451)	-	(13,432)

Net property, plant and equipment at January 1, 2026	9,696	16,177	586	-	590	1,069	28,119
Increase	(913)	(978)	(67)	-	(338)	1,449	(846)
Decrease	-	-	-	-	-	-	-
Translation adjustments	(6)	(17)	(1)	-	63	-	40
Changes in scope	-	-	-	-	-	-	-
Reclassification	273	(41)	-	-	2,992 (1)	(191)	3,033
Net property, plant and equipment at June 30, 2026	9,051	15,142	519		3,307	2,327	30,346

(1) The reclassification mainly relates to the commissioning of the QPU under the Saudi Aramco contract in May 2026. As of December 31, 2025, €2,578 thousand relating to this contract were classified as inventory.

There were no indications of impairment of property, plant & equipment as at June 30, 2026.

Note 7. Current assets

7.1. Inventories

Carrying amounts and changes during the period

	June 30, 2026			December 31, 2025
In € thousand	Gross	Impairment	Net	Gross	Impairment	Net

Raw materials and other supplies	7,690	-	7,690	6,166	-	6,166
Work in progress - goods	4,427	(321)	4,106	6,695	(1,552)	5,142
Inventories	12,117	(321)	11,796	12,861	(1,552)	11,309

In connection with the contract with Québec Inc., a subsidiary of DistriQ, Pasqal recognized an impairment of work in progress amounting to €1,552 thousand as of December 31, 2025 due to expected future costs to fulfill its obligations. As of June 30, 2026, management reassessed the net realizable value of the related work in progress and recognized a reversal of impairment of €1,231 thousand as such costs had substantially been incurred through June 30, 2026, resulting in an impairment balance of €321 thousand as of June 30, 2026.

No other impairment of inventory was recognized for the period ended June 30, 2026. Management believes that the impairment risk of the components in inventory is low, given the projected revenue for 2026 and the order backlog.

7.2. Cash and cash equivalents

In € thousand	June 30, 2026	December 31, 2025

Marketable securities	-	26
Cash and cash equivalents	110,835	73,736
Total	110,835	73,762

Cash and cash equivalents consist of cash at bank and on hand.

As of June 30, 2026, cash and cash equivalents include amounts received by the Group in connection with the Korean grant agreement and the IFA loan for €2,716 thousand and €4,637 thousand, respectively (compared to €2,832 thousand and €4,737 thousand as of December 31, 2025, respectively). Although these funds are contractually restricted to eligible expenditures and subject to reporting requirements, such restrictions do not affect the classification of the bank balance as cash and cash equivalents.

The carrying amount of cash and cash equivalents approximates their fair value due to their short-term nature. For information on the Group’s financial instruments measured at fair value, refer to Note 9.1 below.

Note 8. Consolidated Shareholders’ Equity

8.1. Issued share capital

8.1.1. Description of issued share capital

In € thousand	June 30, 2026	December 31, 2025

Number of shares	8,678,864	7,148,772
Par value	0,10	0,10
Paid-in capital in euros	868	715

As of June 30, 2026, the Company’s share capital amounted to €868 thousand, divided into 8,678,864 common shares with a par value of €0.10 each. Share premiums amounted to €211,131 thousand.

In the first half of 2026, the Group issued 499,769 Series C Shares through several capital increases in exchange for cash resulting in a total increase of €69,738 thousand, of which €50 thousand in share capital and €69,688 thousand in share premium. See Note 2 for further disclosures.

Each Series C Share issued under the Series C Financing carries attached share subscription warrants (collectively, the “BSA Ratchet warrants”) that may entitle the holder to subscribe, at nominal value, for additional Series C Shares upon the occurrence of certain contingent dilutive events (in particular, the issuance of new shares at a per-share price lower than €139.54, or the completion of an initial public offering — including in connection with the planned business combination — with a pre-money valuation of Pasqal S.A.S on a fully diluted basis lower than $2.0 billion). The BSA Ratchet warrants do not meet the definition of an equity instrument under IAS 32 and are accounted for as derivative financial liabilities measured at fair value through profit or loss in accordance with IFRS 9. Based on management’s assessment of facts and circumstances existing at the respective issuance dates and at June 30, 2026, including the expected progression of the contemplated business combination, the fair value of the BSA Ratchet warrants was determined to be immaterial. Accordingly, the proceeds received from the Series C Financing were allocated entirely to the Series C Shares issued. Subsequent to June 30, 2026, and following the completion of the Business Combination, all outstanding BSA Ratchet warrants expired in accordance with their contractual terms.

Following these Series C issuances, and upon completion of the Qualified Equity Financing as contractually defined in the ORA agreements, the ORAs were automatically redeemed in Series C Shares on March 2, 2026. As a result of this redemption, a total of 682,448 Series C Shares were issued to ORA holders on March 2, 2026 for a total amount of €95,230 thousand, of which €68 thousand in share capital, €73,154 thousand in share premium, and the remaining amount in reserves. See Note 9 for further disclosures.

During the first half of 2026, holders of BSPCEs exercised a total of 347,875 BSPCEs, resulting in the issuance of an equivalent number of ordinary shares. These exercises increased the Company’s share capital by €35 thousand and share premium by €100 thousand.

Capital increase costs directly attributed to these transactions amounted to €1,969 thousand and were recognized as a deduction from share premium.

As of June 30, 2026, the rights attached to the different classes of shares are as follows:

(i)	Equal rights to normal dividend distributions with other ordinary shareholders;

(ii)	Priority rights that breakdown by class of common shares as described below (in the event of a sale at a price per Share inferior to the Series C Share Subscription Price):

●	Series A, B and C:

Holders of Series A, Series B and Series C Shares benefit from the most senior economic rights in the distribution waterfall. Following an initial allocation of 10% of the proceeds distributed pro rata among all selling shareholders (regardless of share class), holders of Series A, Series B and Series C Shares are entitled, on a pari passu basis among themselves, to receive an amount equal to: (i) the subscription price paid for such shares, plus (ii) any declared but unpaid dividends, minus (iii) the nominal value of such shares (the “Liquidation Preference A/B/C). This preference ranks ahead of all other share classes. In the event of insufficient proceeds, the Liquidation Preference A/B/C is allocated pro rata among the relevant holders based on their respective entitlements.

●	Seed Shares

Holders of Seed Shares are entitled to receive, after satisfaction of the Liquidation Preference A/B/C, an amount equal to: (i) the subscription price paid for such shares, plus (ii) any declared but unpaid dividends, minus (iii) the nominal value of such shares (the “Liquidation Preference Seed”). In the event of insufficient proceeds, the Liquidation Preference Seed is allocated pro rata among the Seed Shareholders based on their respective entitlements.

●	Other common shares

Holders of Common Shares participate in the initial 10% allocation on a pro rata basis alongside all other share classes. Thereafter, Common Shares rank junior to all preferred share classes. Holders of Common Shares are only entitled to receive any residual proceeds remaining after full satisfaction of the Liquidation Preference A/B/C and the Liquidation Preference Seed if the Liquidation Preference A/B/C and/or the Liquidation Preference Seed is/are applicable, it being specified that if the Liquidation Preference A/B/C and/or the Liquidation Preference Seed is/are applicable, holders of Shares are entitled to 10% of the proceeds on a pro-rata basis, and then Common Shares are entitled to receive any residual proceeds remaining after full satisfaction of the Liquidation Preference A/B/C and the Liquidation Preference Seed.

●	Conversion of Preferred shares

The Series A Shares, Series B Shares and Series C Shares may be converted into common shares upon the occurrence of specific trigger events, notably an initial public offering. In particular, all preferred shares are automatically converted into common shares in the event of an IPO meeting predefined conditions, based on a 1:1 conversion ratio, subject to customary adjustments.

(iii)	In the event of a sale with a price per share higher than such subscription price, the price shall be distributed among the selling Shareholders in proportion to the share capital of the Company on an as-converted to common shares basis.

8.1.2. Distribution of dividends

The Company has not distributed any dividend during the period.

8.2. Other reserves

As of June 30, 2026, other reserves amounted to €95,500 thousand.

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 8.3 for further disclosures of these plans.

There are no minority shareholders.

8.3. Warrants and options

8.3.1. Founder Share Subscription Warrants (“BSPCE”)

The fair value of the share options is measured at the grant date using a Monte-Carlo simulation model, taking into account the terms and conditions under which the options are granted.

The table below shows the BSPCE plans allocated in previous financial years as of June 30, 2026:

Plan	Number of BSPCE granted	Number of instruments vested	Number of instruments to be vested	Number of BSPCE cancelled	Number of BSPCE exercised (1)	Number of BSPCE outstanding	Exercise price	Vesting period
BSPCE 04_2019	340,000	-	-	-	340,000	-	€0.37	4 years
BSPCE 07_2019	30,000	-	-	-	30,000	-	€0.37	4 years
BSPCE 04_2021	95,100	79,000	-	15,000	1,100	79,000	€14.85	4 years
BSPCE 12_2021	69,700	19,800	9,500	40,369	31	29,300	€32.22	4 years
BSPCE 12_2023	130,100	54,900	26,100	49,100	-	81,000	€73.17	4 years
BSPCE 06_2024	63,386	31,242	25,019	7,050	75	56,261	€74.00	4 years
BSPCE 10_2024	5,500	1,450	4,050	-	-	5,500	€74.00	4 years
BSPCE 04_2025	92,400	23,074	69,226	100	-	92,300	€74.00	4 years
BSPCE 10_2025 DG	286,920	121,152	165,768	-	-	286,920	€73.17	48 months
BSPCE 10_2025	138,460	60,576	77,884	-	-	138,460	€73.17	48 months
BSPCE 11_2025	68,700	3,975	61,925	2,800	-	65,900	€74.00	4 years
BSPCE 03_2026 (2)	72,492	36,246	36,246	-	-	72,492	€73.17	48 months
BSPCE 07_2026 (3)	500,388	125,097	375,291	-	-	500,388	€50.00	48 months
Total	1,893,146	556,512	851,009	114,419	371,206	1,407,521

(1)	Of which 347,875 BSPCEs exercised during the first half of 2026. See Note 8.1 for further disclosures.
(2)	BSPCE 03_2026 correspond to the increase in certain executives’ awards decided by the Remuneration Committee on March 12, 2026.
(3)	BSPCE 07_2026 were granted to certain executives. In accordance with IFRS 2.IG4, a portion of the expense was recognized in H1 2026, reflecting services received from February 2026, although the grant was formally approved only on 28 July 2026.

The Group accounts for the BSPCE plans as equity-settled plans.

8.3.2. Options

Plan	Grant date by the Chairman	Number of options granted	Number of options cancelled	Number of options exercised	Number of options outstanding	Exercise price	Vesting Period
Options 2024	July 29, 2024	10,385	-	-	10,385	€0.0001	2 years

These options are classified as equity-settled plans. The table below shows the outstanding options as of June 30, 2026:

Note 9. Financial liabilities

9.1. Changes during the period in current and non-current borrowings

Carrying amounts and changes during the period

In € thousand	Long-term borrowing from credit institutions – non-current	Issue of investments and advances of the state – non-current	Other loans and financial debts – non-current	Total
Borrowings – non-current at January 1, 2026	1,900	1,231	4,510	7,640
Subscription	-	83	-	83
Reimbursement	-	-	-	-
Translation adjustments	(14)	-	62	48
Changes in scope	-	-	-	-
Reclassification	(440)	(1)	(46)	(487)
Fair value and other changes	152	-	361	512
Borrowings – non-current at June 30, 2026	1,597	1,312	4,887	7,796

Non-current borrowings mainly include:

-	BPI loans for an outstanding amount of €1,527 thousand (€1,810 thousand in 2025).

-	Canadian Investissement Québec loan including capitalized interests for €2,650 thousand (€2,580 thousand in 2025).

-	IFA loan for an outstanding amount of €2,236 thousand (€1,930 thousand in 2025).

BPI Amorçage Investissement (fixed rate of 3.57%), BPI Innovation R&D (fixed rate of 0.71%), the Canadian loan (fixed rate of 4.09%) and the IFA loan (fixed rate of 3.55%) bear interest rates below the prevailing market rate for comparable instruments. In accordance with IFRS 9, these borrowings were initially recognized at fair value based on market borrowing rates. The difference between the cash proceeds received and the initial fair value of each loan constitutes a government grant under IAS 20 and is presented as deferred income from government grants, recognized in profit or loss on a systematic basis over the respective borrowing terms See Note 11 for further disclosure.

In € thousand	Bond issues - current	Long-term borrowing from credit institutions - current	Accrued interests on loans	Other loans and financial debts - current	Current bank borrowings and overdrafts	Issue of investments and advances of the state - current	Total
Borrowings - current at January 1, 2026	102,278	2,711	43	111	14	7	105,164
Subscription	-	-	227	-	-	-	227
Reimbursement	-	(602)	-	-	(7)	(4)	(612)
Conversion	(95,230)	-	-	-	-	-	(95,230)
Translation adjustments	-	-	3	(1)	-	-	2
Changes in scope	-	-	-	-	-	-	-
Reclassification	-	440	(137)	47	-	1	351
Fair value and other changes	(7,048)	-	-	-	-	-	(7,048)
Borrowings - current at June 30, 2026	-	2,549	137	157	7	5	2,854

Change in current borrowings as of June 30, 2026 mainly related to the redemption of the ORAs.

In 2025, the Group issued ORAs for a total amount of €68,295 thousand. These instruments were designated in full at fair value through profit or loss and classified within Level 3 of the fair value hierarchy.

In February 2026, the Group completed the capital increase (Series C financing) – see Notes 2 and 8. Following these Series C issuances, and upon completion of the Qualified Equity Financing as contractually defined in the ORA agreements, the ORAs were automatically redeemed in Series C Shares on March 2, 2026. As a result of this redemption, a total of 682,448 Series C Shares were issued to ORA holders on March 2, 2026.

Their fair value at redemption date was determined based on the contractual conversion terms, under which the amount delivered to investors in shares is equal to the nominal amount plus accrued interest, multiplied by a contractual conversion factor contractually defined between 1/0.65 and 1/0.85, depending on the period elapsed between the subscription date and the occurrence of the Qualified Equity Financing event. As of March 2, 2026, the ORAs were remeasured at €95,230 thousand, the corresponding change in fair value was recognized as a gain in profit or loss under “Change in fair value of financial liabilities at FVPL” for €7,048 thousand.

The ORAs were derecognized upon conversion into equity instruments, with the corresponding amount reclassified from financial liabilities to equity.

Further information on the Group’s fair value measurement policies, including the IFRS 13 fair value hierarchy, valuation techniques, significant unobservable inputs and sensitivity analyses relating to these instruments, is provided in Note 18 to the consolidated financial statements as of 31 December 2025.

9.2. Breakdown of borrowings and other loans by maturity

As of June 30, 2026

In € thousand	June 30, 2026	< 1 year	Between 1 and 5 years	Beyond

Long-term borrowing from credit institutions – non-current	1,597	-	1,597	-
Issue of government loans – non-current	1,312	-	1,312	-
Other loans and financial debts – non-current	4,887	-	1,544	3,343
Borrowings – non-current	7,796	-	4,454	3,343

Long-term borrowing from credit institutions – current	2,549	2,549	-	-
Accrued interests on loans	137	137	-	-
Other loans and financial debts - current	157	157	-	-
Current bank borrowings and overdrafts	7	7	-	-
Issue of government loans – current	5	5	-	-
Borrowings – current	2,854	2,854	-	-

9.3. Breakdown of borrowings and other loans by maturity (undiscounted Cash Flows)

As of June 30, 2026

In € thousand	June 30, 2026	< 1 year	Between 1 and 5 years	Beyond
Long-term borrowing from credit institutions – non-current	1,870	-	1,870	-
Issue of investments and advances of the state – non-current	1,312	-	1,312	-
Other loans and financial debts – non-current	8,599	-	4,130	4,469
Borrowings – non-current	11,782	-	7,312	4,469
Long-term borrowing from credit institutions - current	2,802	2,802	-	-
Accrued interests on loans	137	137	-	-
Other loans and financial debts - current	157	157	-	-
Current bank borrowings and overdrafts	7	7	-	-
Issue of investments and advances of the state - current	5	5	-	-
Borrowings - current	3,108	3,108	-	-

Note 10. Share-based payments

10.1. Share-based payment arrangements

A description of BSPCEs and options is provided in Note 8.

The liability associated with the share appreciation rights (SARs) awards is measured both at initial recognition and at each reporting date until settlement, based on the fair value of the SARs, determined using a Monte-Carlo simulation model that reflects the terms of the grant and the extent of services rendered by employees.

The table below shows the SARs allocated in previous financial years as of June 30, 2026:

Plan	Number of SAR granted	Number of instruments vested	Number of instruments to be vested	Number of SAR cancelled	Number of SAR exercised	Number of SAR outstanding	Exercise price	Vesting Period
SAR 2022	146,100	103,500	-	40,700	1,900	103,500	€14.85	4 years
SAR 2023	17,700	8,700	2,800	6,200	-	11,500	€73.17	4 years
SAR 06_2024	52,763	23,050	11,982	17,731	-	35,032	€74.00	4 years
SAR 10_2024	4,180	440	1,080	2,660	-	1,520	€74.00	4 years
SAR 04_2025	4,400	2,200	2,200	-	-	4,400	€74.00	4 years
SAR Aeponyx	32,400	8,100	24,300	-	-	32,400	€74.00	4 years
SAR 2025	8,700	1,150	7,550	-	-	8,700	€74.00	3 to 4 years
SAR 2026	20,000	10,312	9,688	-	-	20,000	€74.00	48 months
Total	286,243	155,890	61,162	67,291	1,900	217,052

10.2. IFRS 2 expense

A breakdown of this expense by plan is shown in the following table:

	For the six-month period ended
in € thousand	June 30, 2026	June 30, 2025
BSPCE(1)	23,143	355
Management option	186	192
Free share plan	5	11
SAR	4,000	472
Total	27,334	1,031

(1)	The increase primarily reflects the recognition of share-based compensation expense relating to additional BSPCE grants awarded to certain executives, together with expense recognized in respect of existing share-based payment plans (see Notes 8.3 and 17 for further disclosures).

The portion of this expense recognized against equity amounted to €23,334 thousand and was recorded within other reserves, whereas the portion recognized against liability amounted to €4,000 thousand and was recognized under employee benefit liabilities.

The following inputs were used in the valuation of the equity-settled plans granted during the first half of 2026 and the cash-settled plans, for the period ended June 30, 2026:

Assumption	June 30, 2026

Risk-free rate	2.4% - 3.1%
Expected volatility	120.3% - 132.8%
Expected exit horizon	3.0 - 6.0 years
Fair value of underlying share	€96.16 - €100.48

●	Risk-free rate: the risk-free rate applied in the valuation corresponds to the yield on French government bonds, using a maturity consistent with the expected exit horizon.

●	Volatility analysis: the volatility assumption is derived from the observed share-price volatility of publicly listed companies operating in an industry comparable to Pasqal. The selected volatilities are measured over periods aligned with the various exit scenarios considered. Volatility is calculated on a weekly basis and subsequently annualized.

●	Exit date assumption: a probabilistic distribution of potential exit dates is applied.

●	Fair value of the underlying share: The valuation of the common shares is indirectly derived from the overall valuation of the Group. The total equity value is projected using a Monte Carlo simulation, incorporating assumptions regarding share price volatility and the expected timing of an exit event (based on the same assumptions as those used as inputs for the options).

Under each simulated exit scenario, the corresponding equity value is allocated across the various classes of shares in accordance with their respective economic rights. The fair value of Pasqal’s common shares is therefore determined as the average of the simulated values attributable to common shares, discounted at the risk-free rate.

These assumptions are not necessarily indicative of exercise patterns that may occur.

Note 11. Deferred income from government grants

Breakdown of deferred income from government grants is as follows:

In € thousand	June 30, 2026	December 31, 2025

Deferred income from Government grants - non-current	10,023	9,484
Deferred income from Government grants - current	6,931	7,409
Total deferred income from Government grants	16,955	16,893

As of June 30, 2026, deferred income from government grants mainly includes:

-	€2,209 thousand related to Pasquops, recognized as non-current deferred income from government grants;

-	€1,081 thousand related to EIC Accelerator program, of which €582 thousand is classified as non-current;

-	€1,269 thousand related to i-Nov, of which €1,250 thousand is classified as non-current;

-	€987 thousand related to i-Demo, of which €741 thousand is classified as non-current;

-	€946 thousand related to Panda, recorded as current deferred income from government grants;

-	€622 thousand related to CEPREQ, of which €457 thousand is classified as non-current;

-	€3,847 thousand related to the grant component of the BPI, Pasqal Canada Investissement Québec and IFA loans, classified as current;

-	€2,716 thousand related to the Korean grant, of which €1,901 thousand is classified as non-current.

-	€1,914 thousand related to the French Research Tax Credit (“CIR”), recognized as non-current deferred income from government grants.

Note 12. Contract liabilities

Carrying amounts and movements during the period

In € thousand	Contract liabilities
Contract liabilities at January 1, 2025	19,068
Billings	9,997
Revenue recognized from contract liabilities	(6,127)
Translation adjustments	(1,012)
Interest accretion increase (1)	2,718
Interest accretion release to revenue	(1,667)
Contract liabilities at December 31, 2025	22,977
Billings	5,445
Revenue recognized from contract liabilities	(1,421)
Translation adjustments	51
Interest accretion increase (1)	1,185
Interest accretion release to revenue	-
Contract liabilities at June 30, 2026	28,237

(1)	The accretion reflects the unwinding of discount related to significant financing component identified under IFRS 15.

For the period ended June 30, 2026, the increase mainly reflects the timing difference between the Group’s billing schedule and the satisfaction of its performance obligations, notably with respect to DistriQ.

Interest expense recognized in respect of the significant financing component amounted to €1,185 thousand for the period ended June 30, 2026 and €1,251 thousand for the period ended June 30, 2025.

All contract liabilities are expected to be settled within the Group’s normal operating cycle and are therefore classified as current liabilities.

Note 13. Revenue

13.1. Breakdown of revenue

	For the six-month period ended
in € thousand	June 30, 2026	June 30, 2025

QPU sales	-	-
QPU-related services (1)	3,944	2,943
Cryostat sales	927	1,342
Total by products or services	4,872	4,286

(1)	QPU-related services are mainly made of R&D services for €2,889 thousand (€2,943 thousand in 2025) and QPU upgrade services for €750 thousand (nil in 2025).

	For the six-month period ended
in € thousand	June 30, 2026%		June 30, 2025%

France	3,145	65%	3,213	75%
Germany	806	17%	9	0%
Rest of Europe	335	7%	448	11%
Saudi Arabia	310	6%	38	1%
North America	271	6%	157	4%
Asia Pacific	-	-	208	4%
Rest of the world	5	0%	212	5%
Total	4,872	100%	4,286	100%

As of June 30, 2026, two customers each accounted for more than 10% of the Group’s consolidated revenue, generated from QPU-related services in France and Germany. These two customers together accounted for 66% of the Group’s consolidated revenue (€3,206 thousand).

As of June 30, 2025, one customer accounted for more than 10% of the Group’s consolidated revenue, generated from QPU-related services in France. This customer accounted for 51% of the Group’s consolidated revenue (€2,200 thousand).

13.2. Remaining performance obligations

The amount of the order book (firm orders not fulfilled) and the provisional schedule for the fulfilment of the unfulfilled performance obligations is as follows:

in € thousand	June 30, 2026

Completion expected in the second half of 2026	12,491
Completion expected in 2027 and beyond	24,300
Total order book	36,791

Unfulfilled performance obligations as of December 31, 2025 were as follows:

in € thousand	December 31, 2025

Completion expected in 2026	15,288
Completion expected in 2027 and beyond	20,144
Total order book	35,432

No expected revenue was included for Quebec Inc. due to the significant uncertainty on variable consideration.

Note 14. Professional services and other services

External services primarily comprise fees for outsourced activities, including external professional services, lease expenses that fall outside the scope of IFRS 16 – Leases, and other miscellaneous expenses. For the six-month period ended June 30, 2026, professional services and other services amounted to €19,553 thousand (compared with €8,261 thousand for the six-month period ended June 30, 2025).

The increase was primarily driven by higher fees for external professional services fees, which amounted to €15,501 thousand for the six-month ended June 30, 2026, compared with €4,552 thousand for the corresponding period in 2025. These fees mainly comprise legal, consulting and audit fees incurred in connection with the completion of the Business Combination Agreement and the related listing process (see Note 20 for further details).

Note 15. Income taxes

The table below shows the allocation of income tax expense between current and deferred taxes:

	For the six-month period ended
In € thousand	June 30, 2026	June 30, 2025

Corporation tax	-	0
Deferred taxes	(20)	31
Income tax	(20)	31

The difference between the theoretical tax charge and the actual income tax expense mainly results from tax losses carried forward for which no deferred tax assets have been recognized.

Note 16. Loss per share

The following table reflects the calculation of the basic and diluted earnings per share.

in € thousand	June 30, 2026	June 30, 2025

Numerator
Loss for the period from continuing operations	(53,236)	(26,118)
Loss attributable to common shareholders from continuing operations	(53,236)	(26,118)
Denominator
Weighted average number of ordinary shares outstanding used in computing basic loss per share	8,021,947	6,923,000
Loss per share - basic	(6.6)	(3.8)

As the Group reported a loss of €53,236 thousand for the period ended June 30, 2026 (€26,118 thousand for the period ended June 30, 2025), diluted loss per share excludes all instruments that could potentially dilute earnings per share in the future periods. They were not included in the calculation of diluted earnings per share because they are antidilutive for the period presented.

Notwithstanding the above, the ORAs outstanding prior to their conversion into ordinary shares on 2 March 2026 had a dilutive effect on earnings per share for the six-month period ended 30 June 2026, primarily as a result of the fair value remeasurement gain recognized prior to conversion (see Note 9). Accordingly, diluted loss per share amounted to €7.3, compared with the basic loss per share of €6.6. The calculation of diluted loss per share for the period is presented below. No comparable dilutive effect was recognized in the six-month period ended 30 June 2025. Accordingly, diluted loss per share was identical to basic loss per share.

in € thousand	June 30, 2026	June 30, 2025
Numerator
Loss for the period from continuing operations	(53,236)	(26,118)
Effect of change of fair value of ORA before conversion	7,048	-
Adjusted Loss for the period	(60,284)	(26,118)

Denominator
Weighted average number of shares for basic loss per share	8,021,947	6,923,000
Dilutive effect of ORA before conversion	226,226	-
Adjusted weighted average number of diluted shares	8,248,173	6,923,000

Loss per share - diluted	(7.3)	(3.8)

As of June 30, 2026, the total number of ordinary shares and potential ordinary shares related to instruments that could potentially dilute basic earnings per share amounted to 10,209,577 (as of June 30, 2025: 7,964,184), including contingently issuable upon settlement of contingent consideration arrangements.

These potentially dilutive instruments consisted of 1,407,521 BSPCEs (as of June 30, 2025: 800,300), 15,885 other equity-settled instruments (as of June 30, 2025: 26,270), and 107,307 shares related to contingent consideration arrangements granted to the former shareholders of Aeponyx (as of June 30, 2025: 214,614). See Notes 8, 10 and 17 for further details on these instruments.

Subsequent to June 30, 2026, the Company completed the March 2026 Financing, which included the issuance of Convertible Bonds initially convertible into 26,041,667 ordinary shares and 32,552,083 Warrants exercisable for ordinary shares. As these instruments were issued after the reporting date, they were not included in the calculation of potentially dilutive instruments. See Note 20.4 for further disclosures.

Note 17. Related party disclosures

17.1. Related parties transactions and balances

Transactions and balances (excluding KMP compensation)

Related party transactions mainly relate to shareholders, directors and entities controlled or significantly influenced by members of the Group’s key management personnel or Supervisory Board.

The following transactions and balances with related parties occurred during the period:

in € thousand	June 30, 2026	December 31, 2025

Assets
Receivables	238	-
Government grant receivables	2,302	2,493
Liabilities
Borrowings	(4,027)	(24,461)
Deferred income from grants	(5,168)	(5,454)
Other current liabilities	(113)	(291)

in € thousand	June 30, 2026	June 30, 2025

Income
Revenue	285	-
Government grant income	401	358
Expenses
Professional services	(286)	(646)
Interest expense	(35)	(213)

Key management personnel (KMP) compensation

Key management personnel comprise members of Group’s executive management team and members of Supervisory Board who have authority and responsibility for planning, directing and controlling the activities of the Group. As of June 30, 2026, key management personnel consist of 17 individuals (as of June 30, 2025: 10 individuals), including individuals who ceased their functions during the period.

in € thousand	June 30, 2026	June 30, 2025

Employee short-term benefits	(2,006)	(939)
Pension expense	(4)	(13)
Share-based payment transactions(1)	(23,622)	(77)
Total compensation recognized to key management personnel	(25,633)	(1,028)

(1)	The increase in share-based payment expense in the period ended June 30, 2026 mainly relates to the recognition of share-based compensation expense related to BSPCE grants awarded during 2026. See Notes 8.3 and 10 for further disclosures.

The amounts disclosed above represent expenses recognized in profit or loss during the reporting period in respect of key management personnel.

17.2. Commitments with related parties

The Group has committed to issue a maximum of 107,307 contingent consideration shares in connection with the acquisition of Aeponyx to former owners of Aeponyx, who became members of key management personnel following the acquisition. See Note 20 for further disclosures.

Note 18. Off-balance-sheet commitments

18.1. Commitments given

In € thousand	June 30, 2026	December 31, 2025
Guarantees and collateral granted in connection with financing arrangements (a)	22,413	22,089
Other commitments given (b)	21,735	21,218
Total	44,148	43,307

(a) Guarantees and collateral granted in connection with financing arrangements

These commitments mainly comprise:

-	a corporate guarantee granted by Pasqal S.A.S in connection with the USD 15,000 thousand loan entered into by Pasqal USA with the Illinois Finance Authority, amounting to €13,165 thousand as of June 30, 2026; and

-	a corporate guarantee granted by Pasqal S.A.S to Investissement Québec in connection with the CAD 15,000 thousand loan entered into by Pasqal Canada, amounting to €9,248 thousand as of June 30, 2026.

(b) Other commitments given

These commitments mainly comprise:

-	commitments and guarantees entered into in connection with customer contracts, notably the first-demand bank guarantees issued in connection with the Saudi Aramco and Cineca contracts, amounting respectively to €9,462 and €1,299 thousand as of June 30, 2026;

-	security interests and counter-guarantees provided in connection with these bank guarantees, comprising:

o	a pledge granted to HSBC over a receivable relating to a term deposit in connection with the Saudi Aramco guarantee, amounting to €7,570 thousand as of June 30, 2026; and

o	in connection with the Cineca guarantee, a cash collateral pledged to HSBC amounting to €260 thousand and a counter-guarantee provided by Bpifrance to HSBC amounting to €1,039 thousand as of June 30, 2026; and

-	the commitment granted to BDC Capital Inc. in connection with the Aeponyx promissory note amounting to CAD 3,000 thousand (approximately €1,866 thousand) as of June 30, 2026.

18.2. Commitments received

In € thousand	June 30, 2026	December 31, 2025
Undrawn Investissement Québec facility	5,983	6,029
Undrawn Illinois Finance Authority facility	7,899	7,671
Undrawn Korean government grant facility	10,865	11,168
Other commitments received	560	-
Total	25,307	24,868

As of June 30, 2026, the Group had access to an undrawn credit facility with Investissement Québec amounting to CAD 9,704 (approximately €5,983 thousand) thousand, out of a total available facility of CAD 15,000 thousand (approximately €9,248 thousand).

In addition, the Group benefits from a financing arrangement with the Illinois Finance Authority totaling USD 15,000 thousand (approximately €13,165 thousand), of which USD 6,000 thousand (approximately €5,266 thousand) had been drawn as of June 30, 2026, leaving USD 9,000 thousand (approximately €7,899 thousand) available for future drawdown.

In addition, the Group has access to the residual undrawn portion of the cash grant agreement entered into with the Korean Government on November 7, 2025, for a maximum total amount of KRW 24 billion (approximately €14,000 thousand), of which €2,716 thousand had been received as of June 30, 2026 and recognized as deferred income (see Note 11). The undrawn portion remains available subject to the Group’s continued compliance with the conditions of the agreement, including committed investment expenditures, employment targets and use of funds for eligible cost categories.

Note 19. Changes in working capital related to operating activities

In € thousand	June 30, 2026	June 30, 2025

CASH FLOW USED IN OPERATING ACTIVITIES
Consolidated net loss	(53,236)	(26,118)

Depreciation of PPE, amortization of intangible assets and impairments	4,353	4,284
Change in provisions	96	(4,407)
Equity-settled share-based payments & other personnel expense(1)	23,391	692
Change in fair value of financial liabilities at FVTPL	(7,048)	3,033
Gain and losses on disposal of assets	-	(11)
Financial expense – non-cash items	1,728	2,665
Income tax – non-cash items	20	(31)
Interest paid	188	406
Change in operating working capital	5,314	(468)
Cash used in operating activities	(25,194)	(19,956)

(1)	Includes equity-settled share-based payment expense for €23,334 thousand (€559 thousand in 2025) and expense relating to post-combination services in relation with the MCF acquisition for €56 thousand (€133 thousand in 2025).

Change in operating working capital is disclosed below:

In € thousand	June 30, 2026	June 30, 2025
Change in operating working capital	5,314	(468)
Change in inventories (1)	(3,497)	(2,802)
Change in trade receivables and related accounts	(494)	780
Change in other receivables	(5,636)	(7,213)
Change in trade payables and related accounts	4,368	3,756
Change in contract liabilities	4,024	2,033
Change in other liabilities	6,550	2,976

(1)	Difference with the change in inventory in the consolidated statement of profit or loss is mainly explained by items that do not impact profit or loss, including foreign exchange effects and certain reclassifications (see Note 6.3 for further disclosures).

Note 20. Events after the reporting period

20.1. Completion of Business Combination and Listing

On August 5, 2026, the SEC declared effective the registration statement filed in connection with the Business Combination. On August 27, 2026, Bleichroeder, Merger Sub and Pasqal Holding SAS consummated the Business Combination as described in Note 2. Former Pasqal Holding SAS shareholders exchanged their shares for equity interests in New Pasqal using an exchange ratio of approximately 22.736 (the “Exchange Ratio”), resulting in the issuance of 199,999,960 New Pasqal ordinary shares. Upon completion of the Business Combination, the combined company became a publicly traded company and its ordinary shares commenced trading on the Nasdaq stock market under the ticker symbol “PSQL”. In addition, the company’s Warrants commenced trading on Nasdaq under the ticker symbol “PSQLW”.

The Business Combination constitutes a significant non-adjusting subsequent event that did not affect the measurement of assets and liabilities as of June 30, 2026 and therefore has not been reflected in these financial statements. The amount in trust after redemptions amounted to €27.7 million. The Business Combination will be accounted for as a capital reorganization within the scope of IFRS 2. Bleichroeder will be treated as the acquired company for accounting purposes, with Pasqal Holding SAS being the acquirer. The net assets of Bleichroeder will be stated at historical cost, with no goodwill or other intangible assets recorded. In accordance with IFRS 2, any excess of the fair value of New Pasqal ordinary shares issued to Bleichroeder shareholders over the fair value of the identifiable net assets of Bleichroeder acquired represents compensation for the service of a stock exchange listing and will be expensed as incurred. The transaction is expected to result in the recognition of a listing services expense in profit or loss of approximately €115.6 million, representing the excess of the estimated fair value of the New Pasqal ordinary shares issued (approximately €102.5 million) over Bleichroeder’s net liabilities (approximately €13.1 million).

20.2. Groupe reorganization

●	On April 7, 2026, the technical milestone underlying the issuance of 55,384 Milestone Shares in connection with the Aeponyx acquisition was determined to have been successfully achieved. As a result, and following delivery of the notice of the conversion event required under the share purchase agreement, the Milestone Shares were converted automatically into an equivalent number of Exchangeable Shares effective as of August 25, 2026. On August 27, 2026, the Exchangeable Shares then outstanding were acquired by Circuits intégrés photoniques Inc., an indirect wholly owned subsidiary of Pasqal Holding S.A.S., in consideration for the issuance by Pasqal Holding S.A.S. directly to the holders of an equal number of Pasqal Holding S.A.S. Series C shares. This event will be reflected in the Group’s consolidated financial statements for the year ending December 31, 2026.

●	Subsequent to June 30, 2026, and prior to the consummation of the Merger, the Company implemented several modifications to its share-based payment arrangements in connection with its corporate reorganization and the creation of Pasqal Holding SAS, resulting in the issuance of 440,131 BSPCEs. These modifications included:

o	The replacement of outstanding BSPCE awards. The replacement awards were implemented to align existing plans with the post-transaction capital structure and to ensure the continuity of employee and executive participation in the future growth of the Group. As part of this process, an additional 19,070 BSPCEs were granted to preserve the economic position of holders affected by the alignment of existing plans. The modifications will be accounted for prospectively under the IFRS 2 modification guidance. The Company does not expect any material incremental fair value to arise from these modifications.

o	The grant of 12,000 BSPCEs to certain employees. As these awards had not been communicated to the beneficiaries as of June 30, 2026, they do not impact the financial statements for the period then ended.

●	In connection with the Merger, each BSPCE was assumed by New Pasqal and grants the right to subscribe for ordinary shares, with the number of shares adjusted to reflect the Exchange Ratio provided by the French Merger Agreement dated July 3, 2026, as amended on July 27, 2026. Each BSPCE remains subject to the same terms and conditions as were applicable to the corresponding BSPCE as of immediately prior to the effective time of the Merger (including vesting, exercise period and expiration date).

The SAR agreements will be amended by way of an addendum with each beneficiary so that (i) the underlying share used for calculation purposes upon the occurrence of a liquidity event is a share of New Pasqal, and (ii) the liquidity events triggering the payment of the bonus are liquidity events occurring at the level of New Pasqal.

The replacement of Pasqal Holding SAS awards with New Pasqal awards shall be subject to modification accounting under IFRS 2. Given that the terms will be substantially the same as those in effect immediately prior to the closing of the Merger, the Company expects no material incremental fair value impact.

20.3. Business

●	On August 12, 2026, Pasqal entered into a research collaboration agreement with King Abdulaziz City for Science and Technology (“KACST”), represented by its National Center for Quantum Technologies, to advance research and development in quantum technologies in the Kingdom of Saudi Arabia. The collaboration focuses on the development and validation of quantum-safe cryptographic solutions by combining Pasqal’s neutral-atom quantum computing technology and cloud services with KACST’s research infrastructure. The agreement further expands the Company’s presence in Saudi Arabia and complements its existing activities in the region, including the deployment of QPUs with the Saudi Arabian Oil Company. While the collaboration reflects the parties’ shared intention to explore broader opportunities in quantum technologies, the agreement does not provide for any commercial commitments, and there can be no assurance that the collaboration will result in future commercial arrangements or products.

●	On 17 September 2026, Pasqal announced a strategic partnership with USA Rare Earth and Riven Systems to explore the use of quantum machine learning and automated experimentation to improve rare earth separation processes. The collaboration aims to identify and optimize novel extractant molecules for rare earth processing and further demonstrates the expansion of Pasqal’s quantum computing applications in industrial use cases.

20.4. Financing

●	Substantially concurrently with the Closing, the Company consummated the March 2026 Financing, pursuant to which the Company issued $312.5 million aggregate principal amount of Convertible Bonds, initially convertible into 26,041,667 ordinary shares at an initial conversion price of $12.00 per ordinary share, together with 32,552,083 Warrants initially exercisable at $12.00 per ordinary share subject to certain adjustments as set forth therein, for an aggregate subscription price of $250.0 million, reflecting a 20% original issue discount. The Convertible Bonds require settlement through the delivery of a variable number of the New Pasqal’s own equity instruments and do not meet the criteria for equity classification. Accordingly, the host convertible bond is qualified for and classified as a financial liability in accordance with IAS 32 and is designated as a financial liability measured at fair value through profit or loss (“FVTPL”). The Warrants are freestanding instruments that do not meet the fixed-for-fixed criterion for equity classification and are classified as derivative financial liabilities measured at FVTPL. At initial recognition, both instruments will be measured at their respective fair values and any difference with the total proceeds received will result in a day-one gain or loss. The Company estimates the fair value of the Convertible Bonds and Warrants at approximately €278.5 million and €99.8 million, respectively. As total proceeds amounted to €212.8 million, the transaction is expected to result in a day-one loss of approximately €165.5 million upon issuance.

20.5. Changes in scope of consolidation

●	On 24 July 2026, the Group incorporated Pasqal UK Hardware R&D Ltd as a wholly owned subsidiary of Pasqal SAS. The entity was established to support the Group’s research and development activities in quantum computing technologies.

●	On 24 August 2026, the Group announced an agreement with Eleven Ventures to establish a joint venture intended to deploy, commercialize and scale Pasqal’s quantum computing systems across the Kingdom of Saudi Arabia and the broader Middle East and North Africa region. The joint venture is expected to support the Group’s international expansion and strengthen its presence in the region.

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